UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Southern Star Group Limited
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

Southern Cross Broadcasting (Australia) Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Maureen Barron, General Manager, Corporate
Level 9, 8 West Street, North Sydney, NSW, Australia 2060, Phone: +61 2 9202 8555
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

February 5, 2004
(Date Tender Offer/Rights Offering Commenced)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The Bidder's Statement dated February 5, 2004 relating to the offer made by Southern Cross Broadcasting (Australia) Limited, a corporation incorporated under the laws of the Commonwealth of Australia, for the entire issued share capital of Southern Star Group Limited, a company organized under the laws of the Commonwealth of Australia, is attached hereto as Attachment 1.

(b) Not applicable

Item 2. Informational Legends

The Bidder's Statement contains legends appropriate for the offer.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable

(2) Not applicable

(3) Not applicable

PART III – CONSENT TO SERVICE OF PROCESS

(1) Southern Cross Broadcasting (Australia) Limited is a non-U.S. person and is furnishing to the Commission, concurrently with this Form, a written irrevocable consent and power of attorney on Form F-X.

(2) Southern Cross Broadcasting (Australia) Limited undertakes to promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the above-referenced Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED

By: ______________________________

Name: EDWARD CHIA
Title: COMPANY SECRETARY

Date: 5 FEBRUARY 2004

Attachment 1

BIDDER'S STATEMENT

IMPORTANT DATES

Announcement Date	**15 December 2003**
Bidder's Statement Lodged	**5 February 2004**
Date of Offer	**[ ] February 2004**
Close of Offer – 7pm (Melbourne time) unless extended*	**1 April 2004**

*The Offer may be extended to the extent permissible under the Corporations Act.

INVESTMENT DECISIONS

The Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of each Southern Star Shareholder. You should consider seeking independent financial and taxation advice before making a decision as to whether or not to accept the Offer and whether Southern Cross CPS are an appropriate investment for you.

DISCLOSURE ABOUT FORWARD LOOKING STATEMENTS

The Bidder's Statement includes certain forecasts and projection statements which have been based on current expectations about future events. These forecasts and projection statements are, however, subject to risks, uncertainties and assumptions, and unexpected events that could cause actual results to differ materially from the expectations described in such forecasts and projection statements. These factors include, among other things, those risks identified in Section 7 of the Bidder's Statement and other relevant considerations, as well as other matters not currently known to, or considered material by, Southern Cross.

Actual events or results may differ materially from the events or results expressed or implied in any forward looking statement and such deviations are both normal and to be expected. Neither Southern Cross nor any of its officers, or any person named in the Bidder's Statement with their consent or any person involved in the preparation of the Bidder's Statement makes any representation or warranty (either express or implied) as to the accuracy or likelihood of fulfilment of any forward looking statement, or any events or results expressed or implied in any forward looking statement, and you are cautioned not to place undue reliance on those statements.

The forward looking statements in the Bidder's Statement reflect views held only as at the respective dates of these statements.

IMPORTANT NOTICE TO US SHAREHOLDERS

US Shareholders should note that this Takeover Bid (or exchange offer) is made for the securities of an Australian company in accordance with the laws in force in Australia and the Listing Rules. The Offer is subject to disclosure requirements of Australia that are different from those of the United States. Financial statements included in the Bidder's Statement have been prepared in accordance with Australian accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under US federal securities laws, since Southern Cross is located in Australia, and all of its officers and directors are residents of Australia. You may not be able to sue Southern Cross or its officers or directors in Australia or another non-US court for violations of the US securities laws. It may be difficult to compel Southern Cross and its affiliates to subject themselves to a US court's judgment.

You should be aware that Southern Cross may purchase securities otherwise than under the Takeover Bid, such as in open market or privately negotiated purchases.

This Bidder's Statement has been furnished to the US Securities and Exchange Commission but has not been reviewed by it. This Bidder's Statement has not been filed with or reviewed by any other state securities commission or US regulatory authority and none of the foregoing authorities have passed upon or endorsed the merits of the Takeover Bid or the accuracy, adequacy or completeness of this Bidder's Statement. Any representation to the contrary is a criminal offence.

US SELLING RESTRICTION

The Southern Cross CPS to be issued pursuant to the Offer have not been, and will not be, registered under the Securities Act 1933 of the United States of America and may not be offered or sold in the United States or to US persons (other than distributors) unless the securities are registered under the Securities Act, or an exemption from the registration requirements of the Securities Act is available.

QUERIES

If you have any questions about the Bidder's Statement, please contact the offer enquiry line on 1300 553 550 (or 612 8280 7033 for international callers), which is available Monday to Friday between 10 am and 5pm (EST). As required by the Corporations Act, calls to the offer enquiry line will be recorded.

Further information relating to the Offer can be obtained from Southern Cross' website (www.southerncrossbroadcasting.com.au).

SOUTHERN CROSS
BROADCASTING

[ ] February 2004

Dear Southern Star Shareholder,

I am pleased to enclose an offer by Southern Cross Broadcasting (Australia) Limited ("**Southern Cross**"), to acquire all of your fully paid ordinary shares in Southern Star Group Limited ("**Southern Star**"). Southern Cross' offer is one convertible preference share ("**Southern Cross CPS**") in Southern Cross for every 16 shares held in Southern Star. In addition to this, the directors of Southern Star have announced that they intend to declare a fully franked special dividend of $10 million in total to Southern Star shareholders upon the close of the Offer (subject to all conditions being satisfied or waived). Southern Star shareholders who accept the offer will remain entitled to the special dividend (if declared).

The Southern Cross CPS will have a face value of $12.50 and will be convertible into Southern Cross ordinary shares at the end of each month between 1 July 2004 and 31 March 2006.

On 31 March 2006, any Southern Cross CPS not converted will be either redeemed for $12.50 cash or converted into Southern Cross ordinary shares, at Southern Cross' discretion.

If the Southern Cross share price is below $12.50 on 31 March 2006 and either Southern Cross or you elect to convert the Southern Cross CPS into Southern Cross shares on that date, the number of shares issued for each Southern Cross CPS will be increased on a pro-rata basis to equate to $12.50 (before the conversion discount of 2.5%) of Southern Cross ordinary shares based on the volume weighted average 30 day closing share price preceding conversion on an ex-dividend basis. Southern Cross CPS converted by you before 31 March 2006 will generally convert into one Southern Cross Ordinary Share regardless of whether the share price is above or below $12.50.

Each Southern Cross CPS will qualify for all dividends payable to Southern Cross ordinary shareholders after its 2004 interim dividend, with the first dividend entitlement being the 2004 final dividend, which is expected to be paid in or about September 2004. All dividends paid on the Southern Cross CPS will also qualify for participation in the Southern Cross Dividend Reinvestment Plan.

The offer:

- values Southern Star at $99.8 million (or $0.87 per share), assuming the exercise of all options;
- represents a premium of 28% to Southern Star's share price,

based on the $12.50 face value of the Southern Cross CPS and Southern Star's closing share price of 68 cents on 12 December 2003 (the last trading day immediately prior to the announcement) and taking into account the special dividend of $10 million.

If you accept the offer, you may be entitled to capital gains tax roll-over relief.

The offer provides significant benefits for Southern Star shareholders. In particular, it gives Southern Star shareholders the opportunity to become investors in a company that has consistently delivered strong growth and returns. Other benefits for Southern Star shareholders include:

- a stronger and more stable earnings profile through diversification; and
- a broader exposure to the media sector, including Southern Cross' radio and television broadcasting interests and associated businesses; and
- increased scale delivering greater financial strength, broader index representation and better liquidity.

All the directors of Southern Star (other than Mr David Kingston) recommend that you accept Southern Cross' offer in the absence of a superior offer being made by a third party. Mr Kingston has not made a recommendation as he is a director of both Southern Star and Southern Cross, but has stated that he intends to accept Southern Cross' offer, in the absence of a superior offer, in respect of the Southern Star shares that he owns. The offer is scheduled to close on 1 April 2004.

Please refer to Section 2.5 of the Bidder's Statement for details as to how to accept the offer. If you have any queries regarding the terms of the offer or how to accept it, please call the offer enquiry line on 1300 553 550 (or 612 8280 7033 for international callers) or contact your broker or financial adviser.

I look forward to welcoming you as a shareholder in Southern Cross.

Yours sincerely,

JOHN C DAHLSEN

Chairman

SUMMARY TERMS FOR CONVERTIBLE PREFERENCE SHARES

This is a summary of the rights and liabilities attaching to Southern Cross CPS. The full terms of issue of the Southern Cross CPS are set out in Annexure A of the Bidder's Statement.

Security to be Issued	Non-cumulative, fully paid, convertible preference shares.
Issuer	Southern Cross Broadcasting (Australia) Limited.
Face Value	$12.50 per Southern Cross CPS.
Issue Price	$12.50 per Southern Cross CPS.
Issue Size	7,183,251 Southern Cross CPS @ $12.50, or approximately $89.8 million.
Dividend Rate	Southern Cross CPS will not participate in Southern Cross' interim dividend for the 2004 financial year, however, in all other respects dividends will be the same as for Southern Cross Ordinary Shares (adjusted for any share splits, bonus issues, or other capital reconstruction). Southern Cross CPS will participate equally in any final financial year 2004 dividend, any interim and any final 2005 financial year dividend and any interim 2006 financial year dividend with the ability to convert into at least $12.50 worth of Southern Cross Ordinary Shares ex dividend on the Maturity Date (being 31 March 2006).
Maturity Date	31 March 2006.
Franking	Same as for Southern Cross ordinary dividends.
Conversion Dates	Southern Cross CPS Holders may elect to convert all or some of their Southern Cross CPS into Southern Cross Ordinary Shares: • on the last business day of every month from July 2004 to February 2006; • on the Maturity Date (being 31 March 2006); or • on the occurrence of a Trigger Event (as defined), by giving a conversion notice to Southern Cross not less than 10 business days (or in the case of a Trigger Event, 5 business days) prior to the relevant conversion date (provided that if the Southern Cross CPS Holder holds less than 1,000 Southern Cross CPS, this election must be for *all* of their Southern Cross CPS).

Conversion formula	For conversion **on the last business day of every month from July 2004 to February 2006**, the following conversion formula will apply: Number of Southern Cross Ordinary Shares per Southern Cross CPS = 1 For conversion **on the Maturity Date or on the occurrence of a Trigger Event**, the following conversion formula will apply: $$\text{Number of Southern Cross Ordinary Shares per Southern Cross CPS} = \frac{\$12.50}{\text{VWAP} * (1 - \text{CD})}$$ subject to the number of Southern Cross Ordinary Shares not being less than 1.0. Where: VWAP means the daily Volume Weighted Average Price, subject to any adjustments required, of Southern Cross Ordinary Shares sold on ASX during the period of 30 trading days before the Conversion Date. CD means the Conversion Discount of 2.5% The above formulae are subject to adjustment for any Southern Cross share splits, bonus issues, or other capital reconstructions.
Ordinary Shares Issued upon Conversion	Each new Southern Cross Ordinary Share issued on Conversion will rank in all respects equally with the then existing Southern Cross Ordinary Shares.
Southern Cross Conversion/Redemption election	On the Maturity Date, Southern Cross will have any and all remaining Southern Cross CPS on issue at the Maturity Date either (at Southern Cross' election) converted into Southern Cross Ordinary Shares (the applicable conversion formula being that set out above in relation to conversion on the Maturity Date or on the occurrence of a Trigger Event) or redeemed at Face Value.
Ranking	Dividends on Southern Cross CPS will be paid in priority to dividends on Southern Cross Ordinary Shares. On a winding up of Southern Cross, Southern Cross CPS will rank for return of capital (not exceeding the Face Value) and any dividends declared but not paid, behind all creditors of Southern Cross but ahead of Southern Cross Ordinary Shares.
Rights	Southern Cross CPS Holders will not be entitled to speak or to vote at meetings of Southern Cross Shareholders except in certain circumstances. Southern Cross CPS Holders have the same rights as Southern Cross

	Ordinary Shareholders to receive accounts, reports and notices of meetings and the right to attend any general or extraordinary meeting of Southern Cross. Southern Cross CPS Holders have the right to participate in Southern Cross' Dividend Reinvestment Plan.
Quotation	An application will be made for quotation of the Southern Cross CPS on ASX.

CONTENTS

BIDDER'S STATEMENT

by

SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED ABN 86 006 186 974

1 IMPORTANT INFORMATION

This Bidder's Statement dated 5 February 2004 is given by Southern Cross to Southern Star under Part 6.5 of the Corporations Act. It includes an Offer dated [ ] February 2004 on the terms set out in Section 2 of this Bidder's Statement.

A copy of this Bidder's Statement was lodged with ASIC on 5 February 2004. Neither ASIC nor any of its officers takes responsibility for the contents of this Bidder's Statement.

A number of important words and phrases with particular meanings are used in this Bidder's Statement. These are explained in Section 12 of this Bidder's Statement.

2 OFFER

2.1 Offer

(a) Southern Cross offers to acquire all Your Southern Star Shares subject to the terms and conditions set out in this Offer. Southern Cross offers one Southern Cross CPS for every 16 of Your Southern Star Shares.

(b) The directors of Southern Star have announced that they intend to declare a fully franked Special Dividend of $10 million in total to Southern Star Shareholders at the record date for the Special Dividend upon the close of the Offer (subject to all conditions being satisfied or waived). Subject to the requirements of the Listing Rules, it is proposed that the record date for the Special Dividend will be as soon practicable after the Special Dividend is declared and the Special Dividend will be paid as soon as practicable after the record date. Southern Cross will not become the registered holder of Southern Star Shares acquired under the Offer until after the time on the record date for determining entitlements to the Special Dividend. Accordingly, Southern Star Shareholders who accept the Offer will remain entitled to the Special Dividend. The Special Dividend will not be paid unless Southern Cross declares the Offer free of conditions or such conditions are satisfied.

(c) You may accept this Offer only in respect of all Your Southern Star Shares. If you hold one or more parcels as trustee or nominee for, or otherwise on account of, another person, certain exceptions to this requirement may apply (see Section 2.4(c)).

(d) For the avoidance of doubt, your entitlement to Southern Cross CPS under the Offer will be calculated by dividing by 16 the number of Southern Star Shares in respect of which you have accepted the Offer. If this calculation results in an entitlement which is not a whole number of Southern Cross CPS, your entitlement will be rounded to the nearest whole number of Southern Cross CPS (with an entitlement to exactly 0.5 of a Southern Cross CPS to be rounded up to one Southern Cross CPS).

2.2 Offer Period

(a) Unless the Offer Period is extended in accordance with Section 2.2(b) or the Offer is withdrawn in accordance with the Corporations Act, this Offer will remain open for acceptance during the period commencing on the date of this Offer and ending at 7pm (Melbourne time) on 1 April 2004.

(b) Southern Cross expressly reserves its rights under section 650C of the Corporations Act to extend the period during which this Offer remains open for acceptance or otherwise to vary this Offer in accordance with the Corporations Act.

2.3 Offerees

Offers on terms and conditions identical to those contained in this Offer have been sent or will be sent to:

(a) all holders of Southern Star Shares, registered as such in the register of members of Southern Star at 7pm (Melbourne time) on [ ] February 2004; and

(b) any person who becomes registered or entitled to be registered as the holder of Southern Star Shares during the Offer Period due to the conversion, or exercise of rights attached to Southern Star Options which exist at 7pm (Melbourne time) on [ ] February 2004.

2.4 Who may accept this Offer

(a) This Offer is made to you as the holder of Your Southern Star Shares.

(b) If at the time this Offer is made to you or, at any time during the Offer Period and before you accept this Offer, another person is, or is entitled to be registered as, the holder of some or all of Your Southern Star Shares (the "**Transferred Shares**"):

  (i) a corresponding Offer is deemed to have been made to that other person in respect of the Transferred Shares;

  (ii) a corresponding Offer is deemed to have been made to you in respect of Your Southern Star Shares other than the Transferred Shares; and

  (iii) this Offer is deemed to have been withdrawn.

(c) You may accept this Offer only in respect of all Your Southern Star Shares. If, however, at any time during the Offer Period and before you accept this Offer, you hold one or more parcels of Your Southern Star Shares as trustee or nominee for, or otherwise on account of, another person within the meaning of section 653B of the Corporations Act, then in accordance with section 653B of the Corporations Act:

  (i) this Offer shall be deemed at that time to consist of separate corresponding Offers made to you in relation to the respective distinct parcels of Your Southern Star Shares including any parcel that you hold in your own right; and

(ii) an acceptance by you of any of those separate corresponding Offers is ineffective unless you have given to Southern Cross notice which:

(A) indicates that Your Southern Star Shares consist of distinct parcels;

(B) if it relates to Southern Star Shares in a CHESS Holding, is in an electronic form approved by the SCH Business Rules; and

(C) if it relates to Southern Star Shares held in an Issuer Sponsored Holding, is in writing.

(iii) You may at the one time accept 2 or more such corresponding Offers as if they were a single Offer in relation to a distinct parcel of Southern Star Shares.

2.5 How to accept this Offer

You may accept this Offer at any time during the Offer Period, in the manner provided in this Section 2.5.

The manner by which you accept this Offer will depend on whether Your Southern Star Shares are in an Issuer Sponsored Holding or in a CHESS Holding.

(a) **Issuer Sponsored Holding**

If Your Southern Star Shares are held in an Issuer Sponsored Holding, to accept this Offer you must complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions to:

Mail to:	or	**Deliver in person to**:
ASX Perpetual Registrars Limited		ASX Perpetual Registrars Limited
Southern Star Takeover Offer		Southern Star Takeover Offer
GPO Box 2785		Level 4, 333 Collins Street
Melbourne VIC 3001		Melbourne VIC 3000

so that they are received by Southern Cross before the end of the Offer Period at 7pm (Melbourne time) on 1 April 2004 (unless extended).

A reply paid envelope is enclosed for your convenience.

Southern Cross may at any time deem any Acceptance Form received by it to be a valid acceptance although any of the other requirements for acceptance have not been complied with, but no issue of shares needs to be made until the required documents have been received.

Acceptance shall be deemed to have been effected when, subject to this Section 2.5(a), the duly completed Acceptance Form has been received by Southern Cross at one of the addresses stated in this Section 2.5(a).

(b) **CHESS Holding**

If Your Southern Star Shares are held in a CHESS Holding (that is, you are sponsored by a CHESS Broker or a Non Broker Participant or you are a CHESS Participant or a subsidiary of a CHESS Participant), then acceptance of this Offer can only be made in accordance with the SCH Business Rules. Therefore, to accept this Offer:

(i) your Controlling Participant must be instructed to initiate acceptance of this Offer in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period at 7pm (Melbourne time) on 1 April 2004 (unless extended); or

(ii) if you are a Broker or a Non Broker Participant, acceptance of this Offer must be initiated in accordance with Rule 16.3 of the SCH Business Rules before the end of the Offer Period at 7pm (Melbourne time) on 1 April 2004 (unless extended).

You need not return the Acceptance Form to Southern Cross to accept this Offer if you are a CHESS Holder.

You should forward the signed Acceptance Form to your Controlling Participant to confirm your instructions to initiate acceptance of this Offer.

If some of Your Southern Star Shares are in an Issuer Sponsored Holding, and some of Your Southern Star Shares are in a CHESS Holding, your acceptance of this Offer will require action under both Sections 2.5(a) and (b) in relation to the separate portions of Your Southern Star Shares.

If you have any questions about how to accept the Offer, please contact the offer enquiry line on 1300 553 550 (or 612 8280 7033 for international callers).

2.6 The effect of acceptance

By accepting this Offer in accordance with Section 2.5 you will:

(a) have accepted this Offer irrevocably in accordance with its terms and conditions in respect of all Your Southern Star Shares;

(b) have agreed to transfer to Southern Cross Your Southern Star Shares subject to the Offer being declared free from the conditions set out in Section 2.12 or such conditions being satisfied or waived;

(c) have irrevocably authorised Southern Cross by its directors, servants and agents to complete the Acceptance Form (if applicable) by rectifying any errors in or omissions from it as may be necessary to make it an effectual acceptance of this Offer or to enable registration of the transfer of Your Southern Star Shares to Southern Cross;

(d) have represented and warranted to Southern Cross that all Your Southern Star Shares acquired by Southern Cross as a result of your acceptance of this Offer will both at the time of your acceptance and at the time of registration of the transfer to Southern Cross be fully paid up and free from all mortgages, charges, liens, encumbrances (whether legal or equitable) and restrictions on transfer of any kind and that you have full power and authority to sell Your Southern Star Shares;

(e) have represented and warranted to and agreed with Southern Cross that Your Southern Star Shares in respect of which you have accepted this Offer will be acquired by Southern Cross with all Rights and that you will execute all instruments as Southern Cross may require for the purpose of vesting in it any such Rights;

(f) have represented and warranted that you are not and are not acting on behalf of a Restricted Foreign Shareholder, unless otherwise indicated on the Acceptance Form;

(g) have acknowledged and agreed that if you are unable to make the representation in Section 2.6(f) or if Southern Cross believes that you are or are acting on behalf of a Restricted Foreign Shareholder, a nominee approved by ASIC will sell the Southern Cross CPS which would otherwise be issued to you, as described in Section 2.11;

(h) have acknowledged and agree that, except as permitted by and in accordance with the applicable law (including in accordance with an exemption from the registration requirements of the Securities Act 1933 of the United States of America), you will not offer or resell in, or to persons in, the United States of America any Southern Cross CPS or Southern Cross Ordinary Shares which you acquired at any time, although that does not prohibit any sale on the ASX if neither you nor any person acting on your behalf knows, or has reason to know, that the sale has been prearranged with, or that purchaser is, a person in the United States of America;

(i) have irrevocably authorised and directed Southern Star to pay all Rights to Southern Cross or to account to Southern Cross for all Rights, subject to any Rights received by Southern Cross being accounted for by Southern Cross to you in the event that this Offer is withdrawn or the contract resulting from your acceptance of this Offer is rendered void;

(j) have, except where Rights have been paid or accounted for under Section 2.6(i), irrevocably authorised Southern Cross to deduct from the consideration payable in respect of Your Southern Star Shares, the amount of all Rights or, where the Rights take a non-cash form, an amount equal to the value of those Rights (as reasonably assessed by Southern Cross);

(k) have represented and warranted to Southern Cross that, unless you have provided notice in accordance with Section 2.4(c)(ii), Your Southern Star Shares do not consist of distinct portions of Southern Star Shares;

(l) have irrevocably appointed Southern Cross and its directors, secretaries, officers and agents from time to time, jointly and severally, as your proxy to attend and vote in respect of Your Southern Star Shares in respect of which you have accepted this Offer at any general meetings of Southern Star held from the time that the contract resulting from your acceptance of this Offer is or becomes unconditional until Southern Cross is registered as the holder of Your Southern Star Shares in respect of which you have accepted this Offer;

(m) have irrevocably appointed Southern Cross and its directors, secretaries, officers and agents from time to time, jointly and severally, from the time that the contract resulting from acceptance of this Offer is or becomes unconditional, as your attorney in your name and on your behalf:

(i) to execute and deliver all forms, transfers, assignments, notices and instruments (including instruments appointing Southern Cross and each of its directors, secretaries, officers and agents as a proxy in respect of all or any of Your Southern Star Shares in respect of which you have accepted this Offer and any application to Southern Star for a replacement certificate in respect of any certificate which has been lost or destroyed) and exercise any voting rights attaching to Your Southern Star Shares;

(ii) generally to exercise all your powers and rights in relation to Your Southern Star Shares in respect of which you have accepted this Offer including but not limited to the power to requisition or join in requisitioning general meetings of Southern Star in accordance with the constitution of Southern Star or section 249D, 249E or 249F of the Corporations Act and to consent to short notice of any general meetings of Southern Star; and

(iii) to request Southern Star to register in the name of Southern Cross (or its nominee) Your Southern Star Shares in respect of which you have accepted this Offer which you hold on any register of Southern Star (provided that Southern Cross does not become the registered holder of Your Southern Star Shares in respect of which you have accepted this Offer until after the time on the record date for determining entitlements to the Special Dividend),

and, in exercising the powers conferred by this power of attorney, the attorney will be entitled to act in the interests of Southern Cross as the beneficial owner and intended registered holder of Your Southern Star Shares in respect of which you have accepted this Offer;

(n) have irrevocably authorised Southern Cross, from the time that the contract resulting from acceptance of this Offer is or becomes unconditional, to:

(i) notify Southern Star on your behalf that your address for the purpose of serving notices upon you in respect of Your Southern Star Shares in respect of which you have accepted this Offer is the address of Southern Cross, being 70 Park Street, South Melbourne, Victoria, 3205, and that all such notices are to be marked care of Southern Cross; and

(ii) direct Southern Star to serve all notices and to send all correspondence, payments of dividends and other distributions, rights and entitlements, notifications of entitlements and other communications and documents of any kind in respect of those Southern Star Shares to Southern Cross at that address;

(o) in respect of any of Your Southern Star Shares which are held in a CHESS Holding, have irrevocably authorised and directed Southern Cross by its directors, servants and agents to:

(i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of those Southern Star Shares in accordance with the SCH Business Rules; and

(ii) give any other instructions in relation to those Southern Star Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant, as determined by Southern Cross acting in its own interests as a beneficial owner and intended registered holder of Your Southern Star Shares in respect of which you have accepted this Offer; and

(p) except where you are unable to make the representation in Section 2.6(f) (or where Southern Cross believes that you are or are acting on behalf of a Restricted Foreign Shareholder), have agreed to become a member of Southern Cross and to subscribe for the Southern Cross CPS to be issued to you as consideration for the acquisition of Your Southern Star Shares and to authorise Southern Cross to place in its register of members your name and other details required by the Corporations Act in respect of the Southern Cross CPS to be issued to you.

2.7 Dividends and other entitlements

(a) Southern Cross will be entitled to all Rights declared, paid, made or which may arise or accrue on or after the date of this Bidder's Statement in respect of Southern Star Shares which it acquires as a result of this Offer, other than the Special Dividend.

(b) If any Rights including any non-cash Rights to which Southern Cross is entitled under Section 2.7(a) arise, accrue or are declared, issued, paid or made in cash to you as the holder of Your Southern Star Shares and if such Rights are not paid or transferred to Southern Cross, Southern Cross will be entitled to reduce the consideration specified in Section 2.1(a) of this Offer by the amount equal to the value, as reasonably assessed by Southern Cross, of such Rights.

(c) Southern Star Shareholders who accept the Offer will not be entitled to the interim Southern Cross dividend proposed to be paid in March 2004, but will be entitled to subsequent Southern Cross dividends in accordance with the terms of issue of the Southern Cross CPS if the conditions are satisfied or Southern Cross declares the Offer free of conditions.

2.8 Satisfaction of Southern Cross' obligations

If you accept this Offer and your acceptance complies with Section 2.5 or Southern Cross determines to treat your acceptance as valid, Southern Cross will issue to you the Southern Cross CPS to which you are entitled on acceptance of this Offer on or before the earlier of:

(a) the twenty-first day after the end of the Offer Period; or

(b) one month after the later of the date this Offer is validly accepted by you under Section 2.5 and the date the contract resulting from your acceptance of this Offer becomes unconditional.

Subject to Section 2.11, Southern Cross will issue to you the Southern Cross CPS and forward the statement of holding in respect of those Southern Cross CPS to you at your address as shown in the Acceptance Form.

2.9 New Zealand shareholders

If you are a New Zealand holder of Southern Star Shares you are able to accept this Offer and receive Southern Cross CPS.

Southern Cross CPS will be offered in New Zealand pursuant to the Securities Act (Overseas Companies) Exemption Notice 1997 (New Zealand). This notice exempts Southern Cross from the Investment Statement and Prospectus requirements of the Securities Act 1978 and the Securities Regulations 1983.

2.10 US shareholders

If you are a US holder of Southern Star Shares you are able to accept this Offer and receive Southern Cross CPS.

US Shareholders should note that the Offer is being conducted in accordance with the laws in force in Australia and the Listing Rules and that the disclosure requirements in relation to the Offer and the content of financial statements applicable in Australia differ from those applying in the United States of America. US shareholders may have difficulty in enforcing rights in the United States of America against Southern Cross and its officers and directors.

2.11 Restricted Foreign Shareholders and unmarketable parcel shareholders

(a) **Restricted foreign shareholders**

If you are (or are acting as a nominee or trustee on behalf of) a citizen or a resident of a jurisdiction other than Australia (and its external territories), New Zealand or the United States of America ("**Permitted Jurisdictions**") or your address as shown in the register of members of Southern Star is a place outside the Permitted Jurisdictions or you are acting on behalf of such a person then, unless Southern Cross otherwise determines (being satisfied that is not prevented from lawfully making this Offer to you and issuing you Southern Cross CPS on acceptance of this Offer), you will not be entitled to receive Southern Cross CPS by reason of your acceptance of this Offer and you will be a "**Restricted Foreign Shareholder**" for the purposes of this Section 2.11.

(b) **Unmarketable parcels**

If you accept this Offer and the Southern Cross CPS which would be issued to you as a consequence of acceptance of this Offer would not constitute a marketable parcel within the meaning of the SCH Business Rules, you will be an "**Unmarketable Parcel Shareholder**" for the purpose of this Section 2.11. If you are an Unmarketable Parcel Shareholder and you accept this Offer, Southern Cross will arrange for a nominee sale in accordance with Sections 2.11(c) and 2.11(d).

(c) **Nominee sale**

If you are a Restricted Foreign Shareholder or an Unmarketable Parcel Shareholder and you accept this Offer, Southern Cross will arrange for a nominee sale in accordance with this Section 2.11.

(d) **Proceeds of nominee sale**

If you are subject to the restrictions in Sections 2.11(a) or (b), Southern Cross will:

(i) appoint a nominee approved by ASIC ("**Nominee**");

(ii) issue to the Nominee all Southern Cross CPS to which you and all other Restricted Foreign Shareholders and Unmarketable Parcel Shareholders would have been entitled but for this Section 2.11 ("**Nominee Shares**");

(iii) cause the Nominee to offer the Nominee Shares for sale in such manner, at such price and on such other terms and conditions as ASIC approves;

(iv) cause the Nominee to pay to you the amount ascertained in accordance with the formula:

$$\text{Net Proceeds of Sale} \times \frac{NBS}{TBS}$$

where:

"**Net Proceeds of Sale**" is the amount (if any) remaining after deducting from the proceeds of sale of all Nominee Shares the expenses of the sale including tax and stamp duty, if any;

"**NBS**" is the number of Southern Cross CPS which would have been issued to you as a result of your acceptance of this Offer but for this Section 2.11; and

"**TBS**" is the total number of Nominee Shares issued to the Nominee

Payment will be made in Australian dollars or, if this is unlawful, the currency of your country of residence as shown in the register of members of Southern Star.

2.12 Conditions of Offer

This Offer and any contract resulting from acceptance of it are subject to the fulfilment of the condition that Southern Cross will not be obliged to complete the acquisition of any of Your Southern Star Shares unless:

(a) **minimum acceptance condition** - before the end of the Offer Period, Southern Cross and its associates:

(i) have a Relevant Interest in at least 90% (by number) of Southern Star Shares;

(ii) have acquired at least 75% (by number) of the Southern Star Shares that Southern Cross has offered to acquire under this Offer (whether the acquisitions happened under the Takeover Bid or otherwise);

(b) **Southern Star Options** - before the end of the Offer Period, all Southern Star Options have either been exercised or cancelled;

(c) **regulatory approvals** - during the Offer Period, all approvals or consents which are required by law or by any Public Authority:

(i) as are necessary to permit the Offer to be made to Southern Star Shareholders; or

(ii) which are required as a result of the Offer or the acquisition of the Southern Star Shares and which are necessary for the continued operation of the Southern Star Group's business,

are granted, given, made or obtained unconditionally or subject to conditions acceptable to Southern Cross (acting reasonably) and remain in full force and effect in all respects and do not become subject to any notice, intimation or indication of intention to revoke, suspend, revoke, modify or not renew the same;

(d) **absence of regulatory action** - between the Announcement Date and the end of the Offer Period, no:

(i) preliminary or final decision, order or decree is issued by any Public Authority in relation to Southern Star or any subsidiary of Southern Star;

(ii) inquiry, action or investigation is instituted or threatened by any Public Authority; and

(iii) application is made to any Public Authority (other than by Southern Star or its associates),

in consequence of or in connection with the Offer, which restrains, prohibits, threatens to restrain or prohibit or otherwise materially adversely impacts upon the making of the Offer or the completion of any transaction contemplated by the Offer (whether subject to any condition or not) or seeks to require the divestiture by Southern Cross of any Southern Star Shares, or the divestiture of any assets of the Southern Star Group or of the Southern Cross Group;

(e) **major acquisitions and disposals** - between the Announcement Date and the end of the Offer Period, neither Southern Star nor any of its subsidiaries:

(i) purchases or otherwise acquires or agrees to purchase or otherwise acquire, sells or otherwise disposes of, or agrees to sell or otherwise dispose of, any property or assets (or any right, title or interest therein), the total consideration for which, or value of which, exceeds $2 million; or

(ii) enters any other commitment which would require expenditure by Southern Star or a subsidiary of Southern Star of an amount which, in aggregate, exceeds $5 million, except with the prior written consent of Southern Cross.

(f) **material changes** - between the Announcement Date and the end of the Offer Period, none of the following events occur:

(i) any change in the business, assets, liabilities, financial position, trading position, prospects or profitability of Southern Star or any of its subsidiaries, the status or terms of arrangements entered into with Southern Star or any of its subsidiaries or the status or terms of Approvals from any Public Authority which are applicable to Southern Star or any of its subsidiaries (whether or not wholly or partly attributable to the making of the Offer or the acquisition of Southern Star Shares under the Offer), which has or could reasonably be expected to have a material adverse effect on the Southern Star Group;

(ii) any event, action, proceeding or circumstance which is reasonably likely to result in a material adverse effect of the kind referred to in the previous sub-point;

(iii) Southern Star or any of its subsidiaries fails to conduct its business in the ordinary course consistent with recent practice and as projected (including in respect to the payment of creditors, the collection of debtors and the status of cash levels and bank bills) resulting in a material adverse effect on the Southern Star Group;

(g) **statements** - between the Announcement Date and the end of the Offer Period, Southern Cross does not become aware of any untrue statement of material fact, or any omission to state a material fact in any document filed by or on behalf of Southern Star with the ASX or ASIC or disclosed by Southern Star or its advisers during due diligence enquiries by Southern Cross since 30 April 2003, where the untrue statement or omission relates to the business, liabilities, financial position, trading position, prospects or profitability of the Southern Star Group and has a material adverse effect on the Southern Star Group;

(h) **dividends** - between the Announcement Date and the end of the Offer Period, Southern Star does not declare or pay any dividend, bonus or other distribution to Southern Star Shareholders (except for the Special Dividend); and

(i) **prescribed occurrences** - between the Announcement Date and the end of the Offer Period, no Prescribed Occurrences occur (other than the issue of Southern Star Shares consequent upon exercise of Southern Star Options in existence as at the Announcement Date (or issued between the Announcement Date and the date of this Bidder's Statement with the consent of Southern Cross).

2.13 The nature of the conditions

(a) Each of the conditions contained in Section 2.12:

(i) is a separate and distinct condition and shall not merge on completion of any contract arising from the acceptance of this Offer; and

(ii) until the expiration of the Offer Period will be for the benefit of Southern Cross alone and may be relied upon only by Southern Cross.

(b) Subject to the provisions of the Corporations Act, the conditions in Section 2.12 are conditions subsequent and breach or non-fulfilment of any such condition will not prevent a contract arising from acceptance of this Offer.

2.14 Freeing the Offer from conditions

It is a term of this Offer that Southern Cross may, subject to and in accordance with the Corporations Act, declare this Offer and all other Offers and all contracts formed by acceptance of such Offers to be free from the conditions in Section 2.12 or any one or more of them or any part of them. Any declaration made under this Section 2.14 may be by Southern Cross in its sole discretion but in compliance with the Corporations Act:

(a) in the case of the condition in Section 2.12(i) - at any time up until 3 Business Days after the end of the Offer Period; or

(b) in any other case - no later than 7 days before the end of the Offer Period

2.15 Breach or non-fulfilment of conditions

The breach or non-fulfilment of any of the conditions in Section 2.12 does not, until the end of the Offer Period, prevent a contract arising to acquire Your Southern Star Shares resulting from your acceptance of this Offer but, if at the end of the Offer Period (or, in the case of the condition in Section 12.2(i), at the end of 3 Business Days after the end of the Offer Period), in respect of any condition in Section 2.12:

(a) Southern Cross has not declared this Offer and all other Offers made by Southern Cross to be free from that condition; and

(b) that condition has not been fulfilled,

all contracts resulting from the acceptance of Offers and all acceptances that have not resulted in binding contracts are void. In that event, Southern Cross will return the Acceptance Form together with all documents to the address shown in the Acceptance Form and notify SCH of the lapse of the Offers in accordance with Rule 16.8 of the SCH Business Rules.

2.16 Notice on the status of conditions

Southern Cross will give notice of the status of the conditions in Section 2.12 in accordance with section 630(1) of the Corporations Act on 24 March 2004, subject to extension in accordance with section 630(2) if the Offer Period is extended.

2.17 Minimum acceptance condition

In determining whether the 90% condition in Section 2.12(a) is met, any Relevant Interest that Southern Cross has merely because of the operation of section 608(3) of the Corporations Act (Relevant Interests from holding a 20% or greater voting power in any body corporate) will be disregarded.

2.18 Withdrawal of Offer

In accordance with section 652B of the Corporations Act, Southern Cross may withdraw this Offer at any time with the written consent of ASIC and subject to the conditions (if any) in such consent.

If this Offer is withdrawn, all contracts resulting from the acceptance of the Offer and all acceptances that have not resulted in binding contracts will be void.

2.19 Variation

Southern Cross may at any time, and from time to time, vary this Offer in accordance with the Corporations Act.

2.20 No stamp duty or other costs

No stamp duty is payable on the transfer of listed shares (such as Southern Star Shares). No brokerage is payable by you in respect of the transfer of your Southern Star Shares if you accept this Offer.

3 SOUTHERN CROSS

3.1 Southern Cross

Southern Cross is one of Australia's leading media companies. Over the past decade Southern Cross has built a diverse network of free-to-air commercial television and radio operations in Australia. Its interests extend from metropolitan and regional television to metropolitan radio and other related businesses.

Today, Southern Cross' television and radio operations have a potential reach of 94% of Australia's population. Television interests cover metropolitan Adelaide and all regional areas of Australia other than Western Australia. Radio interests serve the metropolitan markets of Sydney, Melbourne, Brisbane and Perth.

3.2 Principal activities of the Southern Cross Group

Television

Southern Cross Ten

Southern Cross Ten is affiliated with the Ten Network and operates in the defined regional service areas of Victoria, southern and northern New South Wales and Queensland. These markets represent, 28% of the Australian population or 5.7 million people. Southern Cross Ten has technical and sales facilities in every major regional centre in the eastern states and shares in a television industry revenue pool of over $500 million.

Southern Cross Ten delivers a common television program stream to consumers along the eastern seaboard, but where appropriate is able to customise and localise programming and advertising.

Southern Cross has agreed on affiliation rates with Network Ten, involving a stepped rise in fees which are linked to revenue, over the next ten years.

The network's ratings grew substantially during the 2002/2003 financial year across all demographics but especially with younger viewers. Coverage of AFL football and motorsport as well as several locally produced and overseas programs, including Big Brother, Australian Idol, Rove Live, Secret Life of Us, Law and Order and Everybody Loves Raymond, were very successful with viewers.

The growth in the core 16-39 demographic was particularly attractive to advertisers and resulted in revenue growth above the industry growth rate of 6.5% in the 2002/2003 financial year.

Across 24 separate markets Southern Cross Ten employs more than 140 sales people and around 70 production staff. Revenue is derived from both national and local advertisers.

Southern Cross Ten has invested in sophisticated production facilities throughout its major markets. Local clients are able to avail themselves of leading edge technology to develop appealing and effective advertising campaigns.

Southern Cross Ten has centralised play-out and presentation facilities to the Canberra studio complex in respect of the 24 markets. Centralisation has allowed Southern Cross to convert analogue play-out facilities to digital cost effectively. Significant expenditure has been and will continue to be incurred digitising Southern Cross' numerous transmitter sites. Enhancements in technology and the availability of broadband communications should now provide more efficient and effective play-out and distribution operations.

Through strategic investments and partnerships Southern Cross has invested in telecommunications infrastructure in order to facilitate the cost effective distribution of program information. This infrastructure also caters for the increasing complexity of wide area network communications and meets the growing demands of business units.

Channel Nine Adelaide

Channel Nine reaches a potential audience of 1.3 million people in the Adelaide metropolitan area and shares in a total television market revenue of $180 million.

The station has delivered another strong ratings performance during 2003 and has been able to maintain a comparable market share to that achieved in 2002.

National Nine News continues its strong ratings performance, as do Australian-made programs including Burke's Backyard, McLeod's Daughters, Who Wants To Be A Millionaire, The Block, 60 Minutes and Postcards and overseas favourites including Friends and E.R..

Channel Nine's reputation as the top sporting station continues with a line-up that includes Test and One Day International Cricket, The Footy Show, AFL football, international golf and tennis.

With further ratings growth from a strong program line-up, together with only a small increase in program costs and an improvement in the Adelaide advertising market, Channel Nine Adelaide will significantly increase its contribution to group earnings in 2004.

Southern Cross Television Tasmania

Tasmania's television advertising revenue exceeds $45 million annually in a market of approximately 450,000 people.

Southern Cross Television has program affiliations with both the Seven and Ten networks, enabling it to develop a unique mix of programming tailored for ratings success.

Southern Cross Television broadcasts to the entire State and is clearly the market leader, winning all survey weeks during the year. Led by Southern Cross Nightly News, Southern

Cross Television is the people's choice in Tasmania. Consistent ratings above 54% ensured an improved revenue market share.

In 2003, Southern Cross Television and its joint venture partner WIN Television, were granted a third Tasmanian commercial television broadcasting licence. The licence was issued under a provision in the Broadcasting Services Act which allows a joint venture between existing operators to establish a third broadcaster. A commercial broadcasting service using this licence commenced broadcasting in December 2003 and broadcasts in digital mode only.

Central GTS/BKN

Central GTS/BKN and Southern Cross Ten reach a potential audience of almost 133,000 people in the upper Spencer Gulf region of South Australia, including Whyalla, Port Pirie and Port Augusta and the lower Eyre Peninsula covering Port Lincoln and surrounding areas. The operation also services Broken Hill.

Through the two channels, viewers receive programs from the Seven, Nine and Ten networks, ensuring access to the best of Australian-made and overseas comedy and drama and the big national and international sporting events. This is complemented by a very successful locally produced nightly news service covering the five markets in the region.

Central GTS/BKN has been in service since 1968 whereas Southern Cross Ten commenced in December 2003. Southern Cross Ten will broadcast in both analogue and digital modes during the Government's mandatory simulcasting period.

Southern Cross Darwin and Southern Cross Central

Southern Cross Darwin reaches a potential audience of more than 100,000 people. Southern Cross Central is a satellite delivered service with coverage reaching more than 400,000 people throughout the Northern Territory, rural Queensland and parts of NSW, Victoria, South Australia and Tasmania.

Both services have program affiliations with the Seven Network, delivering successful programs including Blue Heelers, Home and Away, All Saints, Harry's Practice, Ground Force and Better Homes and Gardens. Exclusive coverage of 'must watch' events, such as the Olympic Games through to 2008 and the Australian Open Tennis, are also programming strengths.

Despite its infancy, Southern Cross Darwin holds a 40% audience share in the two station Northern Territory capital market. Southern Cross Central enjoys a 58% share of audience viewing in remote parts of inland Australia.

Digital Transmission

Southern Cross presently has digital services on air in 16 of its 30 television markets. By the end of June 2004 this will have increased to 24 markets.

The current rollout plan is focused on ensuring the maximum number of viewers have access to digital services in each of our markets. This is generally achieved by installing a primary high power digital transmitter in a region and introducing smaller infill repeaters in later years. This approach provides for 70-80% of viewers in a market to have digital access in a short time frame.

In regional markets, digital transmission provides a widescreen, standard definition (SDTV) version of the analogue program. Channel Nine Adelaide is transmitting SDTV and at least 20 hours of its programs in high definition (HDTV).

In March 2005, Southern Cross will be required to transmit 20 hours per week of HDTV programming on all its services except Central GTS/BKN Television and Southern Cross Central in remote eastern Australia.

Radio

Southern Cross has the only national talk radio network covering Australia's major capital cities. Many of the network's on-air presenters are the dominant personalities in their markets and its news team ensures that every major event, local, national and global, is covered.

Southern Cross' sales teams are among the most highly trained in commercial radio in the country and are equipped with the latest computerised sales management tools and systems to ensure an effective service for clients and to efficiently provide data and information to management. The network benefits from the sharing of ideas for promotions, advertising and marketing.

The Talk Radio Network generates news services daily, which are onsold by Southern Cross Syndication to over 180 commercial and community radio stations around Australia, making Southern Cross Network News the most widely heard commercial radio news service in the nation.

The strength of its personalities and the best commercial radio news resources in Australia make the Southern Cross Talk Radio Network appealing to all adult demographic groups.

3AW

Melbourne's 3AW is the most listened to talk radio station in Australia, according to ACNielsen audience ratings data. The Melbourne market represents almost 3.4 million people with radio market advertising valued at over $122 million.

3AW provides a constant stream of news, sport, current affairs, talkback and entertainment under the banner of 'Talking Melbourne'. The station is the dominant talk radio player in Melbourne, particularly with listeners aged over 40 and has no other significant commercial radio talk competitor.

3AW's comprehensive coverage of the AFL football scene is unsurpassed on commercial talk radio. 3AW has consistently been the number one rating station in Melbourne.

2UE

2UE broadcasts to Sydney, the nation's largest radio market, containing almost 3.7 million people, with total radio advertising revenue valued at around $190 million.

2UE has been under constant pressure in recent times from its major competitor. The current challenge for the station is to drive revenue and ratings growth by optimising its solid programming mix of news, talk, sport, information and entertainment.

2UE is an opinion leader in Australia's most important radio market and its line up includes some of the nation's most influential and controversial personalities. John Laws continues to be Australia's most listened to talk personality and is heard across Australia on over 60 radio stations.

4BC

4BC is Brisbane's only commercial talk radio station in one of Australia's fastest growing markets with over 1.5 million people and radio advertising revenue of over $60 million.

Under the banner of 'Talking Brisbane' with a mix of news, talk, information and sport, 4BC has reaped the benefits of rebuilding and program reinvestment in the prior year and now has the right on-air combination of talent to build a solid audience in the medium to long term. 4BC is the only commercial radio station that broadcasts National Rugby League games in Brisbane.

4BH

In March 2003, Southern Cross acquired 4BH. 4BH broadcasts an easy listening format on the AM band to metropolitan Brisbane. This acquisition strengthened Southern Cross' position in the Brisbane market. Now combined with 4BC, 4BH will realise the benefits of sharing personnel and facilities with its sister station.

6PR

Perth's 6PR has maintained its position as the leading talk radio station in the market. The Perth radio market has a total audience of more than 1.3 million people and total advertising revenue of $46 million.

The station presents an entertaining mix of news, current affairs, sport and information, along with its exclusive commercial radio coverage of AFL football in the West.

On the back of the station's strengthened line-up and its football coverage, 6PR's position is strengthening with growth in audience and revenue market share.

96FM

96FM has been a consistent performer in the Perth radio market, especially with the younger audiences.

In the second half of fiscal year 2003, 96FM's trading was adversely affected by a new FM competitor. However, the format of 96FM programming was changed to target a more mature and desirable audience. The change in program format has been successful with the station back in a growth position.

Magic 693

Adult music station Magic 693 broadcasts on the AM band and continues to fill a niche in the Melbourne radio market. As a sister station to 3AW, Magic 693 benefits from the sharing of facilities and personnel. Magic 693 appeals to a primary demographic of 50 plus years of age.

Associated operations

Southern Cross Media Sales

Southern Cross Media Sales acts as the national sales arm for Southern Cross in servicing advertising agencies and media buying shops, with the objective of maximising revenue market share.

Southern Cross Media Sales operates as a self-supporting business unit within the group, focused on maximising the many synergies in the sales and marketing areas of Southern Cross' regional television and metropolitan radio networks. It is delivering results not previously achieved with separate internal sales organisation and outside representation.

A business development unit was established within Southern Cross Media Sales to help the sales team develop strategic and research driven sales solutions. Its goal is to become closer to the strategic planning process that major clients go through, to ensure our stations are included in their media selection.

Southern Cross Media Sales is staffed by a team of professionals dedicated to increasing Southern Cross' share of national advertising revenue.

Telecasters Communications

Telecasters Communications Pty Limited, a wholly owned subsidiary of Southern Cross, has constructed a microwave network from Toowoomba via Brisbane to Cairns at a cost of approximately $29 million. The network will satisfy Southern Cross' digital television broadcasting and broader communication needs and will have extensive additional broadband capacity available for sale to third parties. It has secured a long term agreement to lease capacity to the associated company, ntl Telecommunications.

ntl Telecommunications

ntl Telecommunications, a 30.5% owned associated company, has completed its implementation plan to provide a telecommunications network along the east coast from Cairns to Hobart. It has secured long term agreements to provide site linking infrastructure to all three major regional commercial television broadcasters.

A key asset of ntl Telecommunications is its 50:50 joint venture with the listed SP Telecommunications Limited, which provides telecommunication services to the corporate and government sectors in regional towns and cities from Melbourne to Cairns.

Southern Cross Syndication

Southern Cross Syndication packages and sells news and programs produced by Southern Cross' Talk Radio Network.

Distribution is via satellite and includes programs such as The John Laws Morning Show, which is heard on over 60 stations around Australia and 2UE's midnight to dawn program, New Day Australia, which goes to 27 stations along the east coast. Editorials by 3AW's Neil Mitchell and 2UE's Steve Price are provided to 21 markets. Southern Cross Syndication also distributes 3AW's and 6PR's AFL football coverage and Southern Cross News to regional markets.

Southern Cross Tricom

Southern Cross Tricom owns and operates an audiotext licence to deliver premium rate audio information via the Telstra network. The business also provides the 1900 services to Southern Cross' television and radio stations.

3.3 People

Southern Cross employs more than 1,000 people, spread across every state and territory in Australia. Southern Cross is a 'Can Do' company and promotion of this culture has been formalised in the way we operate and reward our employees.

A training record for all employees has been developed to ensure they obtain and update their skills and knowledge. Further innovative training and development programs are being implemented, including an on-line training facility.

Southern Cross' intranet is utilised to provide employees with access to information on sales, promotions, programming, corporate activities and other information needs, including an electronic version of the company policy manual. This is particularly beneficial because of Southern Cross' geographic spread.

Southern Cross takes great pride in its ability to attract high-calibre people whose growth and career opportunities are enhanced by the scale of our national networks of radio and television operations.

As a sign of the depth, quality and skills of Southern Cross' employees, where possible, a number of senior management positions are filled through internal appointments.

Southern Cross is committed to equal opportunity for all employees and each business has an Equal Opportunity Committee, which meets to discuss matters of significance. Each committee reports to its General Manager.

3.4 Risk management

Southern Cross' Board of directors are responsible for reviewing and ratifying Southern Cross' systems of risk management and internal control.

These systems and frameworks are designed to ensure that Southern Cross' various operations run efficiently and the risks of failure to achieve Southern Cross' business objectives are appropriately managed. It must be recognised however that Southern Cross' internal control systems, whilst providing a reasonable level of assurance, cannot completely eliminate the risk of errors, irregularities or losses occurring.

The Board is assisted in monitoring risk by Southern Cross' Audit Committee. The Audit Committee has responsibility for monitoring the effectiveness and appropriateness of the accounting and internal control systems of Southern Cross, as well as the more general responsibility of reviewing the adequacy and effectiveness of Southern Cross' risk management framework.

Risks are identified and assessed by Southern Cross' executive management team and business unit managers, in consultation with functional staff and Southern Cross' auditors. Controls (which may include policies, procedures, reviews, audits and/or obtaining appropriate insurance) are implemented to deal with risks based on an assessment of:

- the nature and extent of the risks facing Southern Cross;
- the extent and categories of risks which the Board considers it is acceptable to bear;
- the likelihood of the risk materialising;
- Southern Cross' ability to reduce the incident and impact on the business of the risk if it materialises; and
- the costs of operating particular controls relative to the benefit obtained in managing the relevant risks.

Details of relevant risks and risk control profiles are reviewed by the Audit Committee on a periodic basis. Management reports to the Board and the Audit Committee any instances of control or policy failure or breach to enable them to consider whether relevant controls require reassessment, strengthening or improvement and whether the level of monitoring by the Audit Committee and the Board is adequate.

3.5 Board of Directors

John C. Dahlsen

Age 68, LLB, MBA (Melb). Director of Southern Cross since 1987. Appointed Chairman of Southern Cross in July 2002 and is also a member of the Remuneration and Nomination and Corporate Governance Committees. Former partner of Corrs Chambers Westgarth, Solicitors. Immediate past Chairman of Woolworths Limited and Melbourne Business School Limited. Director of Australia and New Zealand Banking Group Limited and other companies.

Geoffrey D. Allen

Age 62, BA(Hons), MBA. Director of Southern Cross since 2000 and is also Chairman of the Remuneration Committee and a member of the Nomination and Corporate Governance Committee. Co-chairman of the Allen Consulting Group, Australasian Centre for Corporate Public Affairs and the Australian Government Trade Policy Advisory Council. Member of WTO Advisory Group. Deputy Chairman of Melbourne Business School Limited. Board member of the Potter Museum of Art and several private companies.

Anthony E. Bell

Age 50. Managing Director of Southern Cross since 1993. Over 28 years experience in the media industry. Director and former Chairman of Commercial Radio Australia. Director of Commercial Television Australia. Chairman of Regional Broadcasters Australia. Director of ntl Telecommunications.

Charles G. Clark

Age 60, B Com, Dip. Ag. Econ. Director of Southern Cross since 1983 and is also Chairman of the Audit Committee. Chairman of Aviva Australia Holdings Limited. Director of Select Harvests Limited, The Myer Foundation and other companies. Trustee of the William Buckland Foundation.

Marina Darling

Age 44, LLB, BA(Hons) (Melb). Director of Southern Cross since 1999 and is also Chair of the Nomination and Corporate Governance Committee and a member of the Remuneration Committee. Managing Director of CapoNero Group. Former senior executive Potter Warburg & Co. and senior associate, Corrs Chambers Westgarth. Director of Argo Investments Limited and other companies. Member of the National Board of Deacons, Solicitors. Member of the Prime Minister's Community Business Partnership.

David R. Kingston

Age 47, LLB, BCom (Melb). Director of Southern Cross since 2002 and is also a member of the Audit Committee. Investment Banker and Executive Director of N M Rothschild & Sons (Australia) Limited. Current director of Southern Star Group Limited, Coopers Brewery Limited and Club Crocodile Holdings Limited. Formerly a director of Austereo Limited and Challenger Property Management Limited.

Colin J. Smith

Age 54, ISMP (Harvard) MBA. Director of Southern Cross since 2002 and is also a member of the Audit Committee. A Senior Partner in the international strategy consulting firm L.E.K. Consulting and heads the firm's Asia-Pacific Media and Entertainment practice and its Melbourne office. Was Chief Executive of the Australia-wide radio network Wesgo Limited, and is currently a director of Rowing Australia Inc. and a member of the Australian Davos Connection and the Australian Institute of Company Directors.

3.6 Further information about Southern Cross

Southern Cross is a disclosing entity for the purposes of the Corporations Act and, as such, is subject to regular reporting and disclosure obligations imposed by the Listing Rules and the Corporations Act. In particular, Southern Cross is required to continuously disclose to the market any information it has which a reasonable person would expect to have a material effect on the price or value of Southern Cross Securities. Copies of documents lodged with ASIC by or in relation to Southern Cross may be obtained from, or inspected at, any office of ASIC.

Southern Cross will provide a copy of the following documents free of charge to any person who requests such documents during the Offer period:

(a) the annual report for Southern Cross for the year ended 30 June 2003; and

(b) any continuous disclosure notices given by Southern Cross after lodgment of the annual report for the year ended 30 June 2003 with ASIC; and

(c) the half yearly report for Southern Cross for the period ending 31 December 2003 (if lodged with ASIC during the Offer Period).

Requests for copies of these documents may be made by contacting the offer enquiry line on 1300 553 550 (or 612 8280 7033 for international callers).

3.7 Recent announcements to the ASX by Southern Cross

Since 30 June 2003, the following announcements (other than in relation to the Offer) have been made by Southern Cross to the ASX:

Date	Description
30/01/2004	MCG Agreement with Southern Cross Broadcasting
21/12/2003	Becoming a substantial holder from Goldman Sachs [illegible]
18/12/2003	Becoming a substantial holder from the Colonial [illegible] Group
10/12/2003	Change in substantial holding from Perpetual Trustees Australia Ltd
04/12/2003	Clarification of Media Release
04/12/2003	Media Release: Joint Venture with Macquarie Radio Network
26/11/2003	Agreement in principle with Macquarie Radio Network
11/11/2003	Results of AGM
11/11/2003	Managing Director's Address
11/11/2003	Chairman's Address to Shareholders
07/11/2003	Change in substantial holding from Perpetual Trustees Australia Ltd
05/11/2003	Change of Director's Interest Notice
31/10/2003	Appendix 3B - DRP
22/10/2003	Change in substantial holding from Perpetual Trustees Australia Ltd
16/10/2003	Change in substantial holding from Perpetual Trustees Australia Ltd
14/10/2003	Appendix 3B - Executive Option Plan
13/10/2003	Proxy Form
13/10/2003	Notice of Annual General Meeting
08/10/2003	Change of Director's Interest Notice
30/09/2003	Annual Report
18/09/2003	Change in substantial holding from Perpetual Trustees Australia Ltd
[illegible]	Preliminary Final Report
29/08/2003	Agreement to sell 4BC [illegible] Brisbane
26/08/2003	Ceasing to be a substantial holder from Commonwealth Bank of Australia

4 SOUTHERN CROSS' INTENTIONS

4.1 Introduction

This section sets out the intentions of Southern Cross relating to:

(a) the continuation of the business of Southern Star;

(b) any major changes to the business of Southern Star; and

(c) the future employment of the present employees of Southern Star.

Southern Cross is one of Australia's leading media companies in Australia. Its strategy is to grow as a major participant in broadcasting and television and film production and distribution in Australia. Southern Cross believes that the integrated operations of Southern Cross and Southern Star will provide a sound basis to achieve this strategy.

Southern Cross' intentions, as detailed below, have been formed on the basis of information concerning Southern Star which is known to Southern Cross as at the date of this Bidder's Statement. This includes information ascertained in limited due diligence enquiries made by Southern Cross in respect of Southern Star pursuant to a confidentiality agreement since 30 April 2003 (see Section 10.14). A final determination of any particular course of action will only be made after all material facts and circumstances have been considered. Therefore, the statements set out in this Section 4 are statements of Southern Cross' current intentions only.

4.2 Intentions upon acquisition of more than 90%

If Southern Cross becomes entitled to more than 90% of the Southern Star Shares, then subject to satisfaction or waiver of the other conditions of the Offer, Southern Cross intends to:

(a) proceed to compulsory acquisition of the outstanding Southern Star Shares in accordance with the provisions of the Corporations Act;

(b) make an application to remove Southern Star from the official list of the ASX;

(c) appoint its own nominees to the board of directors of Southern Star and its subsidiaries and seek the retirement of all current members of the board of Southern Star and its subsidiaries;

(d) appoint Mr Neil Balnaves as a director of Southern Cross;

(e) merge the Sydney corporate head office of Southern Star within Southern Cross' existing Melbourne corporate head office, to the extent practicable, in order to eliminate duplicated functions and costs;

(f) promptly conduct a review of all of Southern Star's operations to identify specific opportunities generated by the merger and identify opportunities to reduce costs in addition to corporate head office costs (this will include continuing to monitor the implementation of Southern Star's previously announced plan to streamline its operations and reduce its head office overhead costs to determine whether any further savings are able to be made as a result of the acquisition. Southern Star announced that general overhead costs outside of legal and advisory costs were expected to be reduced by $1.0m to $1.5m per annum and, as part of its announcement of its 30 September 2003 6 month results, advised that the savings achieved on an annualised basis to date were approximately $0.5 million per annum);

(g) review the future employment of the present employees of Southern Star in relation to its specific plans for each of Southern Star's businesses (it is anticipated that there will be no significant changes or redundancies), including review the employment contracts of senior executives of Southern Star to ensure they are contracted for appropriate periods;

(h) establish a management structure appropriate for the management and operation of the Merged Group. The management structure established is expected to enable the Merged Group to be more efficiently and effectively managed for the benefit of shareholders;

(i) seek to amend the constitution of Southern Star to remove provisions of the constitution consistent with the company being listed on the ASX; and

(j) identify other opportunities to increase revenue.

Subject to the review of Southern Star's operations, Southern Cross does not foresee a significant shift from the current strategic direction of Southern Star in relation to its core businesses and does not intend to divest any of Southern Star's businesses.

4.3 Intentions upon acquisition of less than 90%

If Southern Cross declares the Offer to be free from the conditions in Section 2.12 and Southern Cross does not acquire more than 90% of Southern Star Shares and is therefore not entitled to compulsorily acquire the outstanding Southern Star Shares, Southern Cross intends (subject to the level of Southern Cross' shareholding in Southern Star) to:

(a) seek to appoint their own nominees to constitute all or a majority of the Southern Star board, subject to the Corporations Act and to the constitution of Southern Star;

(b) acquire Southern Star Shares over time so as to enable Southern Cross to move to compulsory acquisition;

(c) apply to remove Southern Star from the official list of the ASX, unless Southern Star has more than the required spread of shareholders under the Listing Rules, in which case Southern Cross will encourage the directors of Southern Star to decide that Southern Star should be removed from the official list of the ASX; and

(d) seek to implement such of the intentions as are detailed in Section 4.2 as are consistent with Southern Star being a controlled entity but not a wholly-owned subsidiary.

The implementation of any of the steps in this Section 4.3 would be undertaken where those steps are in accordance with all applicable legal and regulatory requirements (including the Listing Rules) and consistent with the fiduciary and statutory duties of the directors of Southern Star and after considering the advice of legal and financial advisers. In particular, the Southern Star directors may only implement any such steps if they consider the steps to be in the best interests of members of Southern Star as a whole.

The foregoing is not to suggest, however, that Southern Cross would declare the Offer free from the minimum acceptance condition set out in Section 2.12(a).

5 EFFECT OF ACQUISITION

This section contains pro forma financial information which has been prepared to illustrate the financial performance and position of the operations of Southern Cross and Southern Star on a combined basis.

The pro forma financial information has been prepared in order to give investors an indication of the scale and size of the Merged Group and the hypothetical impact upon the Southern Cross Group of acquiring the Southern Star Group. It does not necessarily illustrate the financial position that would have been obtained or the financial performance which would have occurred had the acquisition of Southern Star by Southern Cross occurred on or before 30 June 2003, nor does it necessarily illustrate the likely effect of the acquisition on earnings or earnings per share in future years.

The pro forma financial information presented in this section should also be read in conjunction with the risk factors set out in Section 7, other information contained in the Bidder's Statement and the accounting policies of Southern Cross and Southern Star as disclosed in the most recent financial reports.

5.1 Pro forma statement of financial position

(a) **Table**

The table in this Section 5.1 contains:

(i) Southern Cross' audited consolidated statement of financial position as at 30 June 2003 as shown in Southern Cross' 2003 Annual Report;

(ii) Southern Star's reviewed statement of financial position as at 30 September 2003 as shown in Southern Star's Half Year Financial Report; and

(iii) a pro forma statement of financial position of the Merged Group assuming that the acquisition of Southern Star had been completed as at 30 June 2003 on the basis of 100% acceptance of the Offer but using Southern Star's 30 September 2003 statement of financial position.

(b) **Assumptions and adjustments**

The pro forma statement of financial position in this Section 5.1 reflects the following adjustments and assumptions:

(i) every Southern Cross CPS issued as consideration under the Offer having an issue price of $12.50 (in accordance with the terms of issue of the Southern Cross CPS). Southern Cross CPS are shown in the pro forma statement of financial position of the Merged Group as equity. The Accounting Standard AASB 1033 "Presentation and Disclosure of Financial Instruments" will require the disclosure in Southern Cross' future financial accounts of Southern Cross CPS as containing both equity and financial liability elements which will be determined at their issue date. The terms and conditions of the Southern Cross CPS are such that the financial liability element, if any, is expected to be immaterial;

(ii) the accounting policies of Southern Cross and Southern Star are similar and consistent in all material aspects;

(iii) goodwill of $37,612,000 is generated upon Southern Cross' acquisition of Southern Star; and

(iv) Southern Star will pay the Special Dividend of $10,000,000. The balance of Southern Star's estimated cash assets of $25,000,000 will be offset against interest bearing liabilities.

The major foreign exchange rates used in the preparation of the statement of financial position for Southern Star at 30 September 2003 were AUD:USD = $0.6810, AUD:GBP = $0.4089, USD:GBP = $0.6044. The results to 30 September include the exchange rate movement from the level used to prepare the statement of financial position at 31 March 2003, the relevant major rates at this date were AUD:USD = $0.5953, AUD:GBP = $0.3757, USD:GBP = $0.6400. Southern Star disclosed in its 30 September 6 month results that this movement had generated foreign exchange losses for the period of approximately $400,000.

(c) **Important notes in relation to pro forma statement of financial position**

It should be noted in relation to the pro forma statement of financial position in this Section 5.1 that Southern Cross has not recognised the fair values of Southern Star's assets and liabilities as directed by Accounting Standard AASB 1015 (Accounting for the Acquisition of Assets). For the purposes of preparing the pro forma statement of financial position, the book values of Southern Star's identifiable assets as at 30 September 2003 have been assumed to equate to their fair values. These amounts may change as a result of:

(i) any adjustments made to the carrying value of assets and liabilities acquired as a result of a detailed assessment by Southern Cross of their fair value;

(ii) the impact on Southern Star's net assets of the operating results of Southern Star to the actual date of acquisition by Southern Cross; and

(iii) the level of acceptances of the Offer.

It needs to be emphasised that Southern Star's statement of financial position as at 30 September 2003 is not an audited statement of financial position, but rather has been subject to review by Southern Star's auditor.

Pro Forma Statement of Financial Position

	Southern Cross as at 30 June 2003	Southern Star as at 30 September 2003	Pro Forma Merged Group
	$'000	$'000	$'000
Current assets			
Cash assets	[illegible]	[illegible]	[illegible]
Receivables	[illegible]	[illegible]	[illegible]
Inventories	[illegible]	[illegible]	[illegible]
Program copyright	[illegible]	[illegible]	[illegible]
Current tax assets	[illegible]	[illegible]	[illegible]
Other	[illegible]	[illegible]	[illegible]
Total current assets	94,329	99,233	[illegible]
Non-current assets			
Receivables	[illegible]	[illegible]	[illegible]
Inventories	[illegible]	[illegible]	[illegible]
Investments	[illegible]	[illegible]	[illegible]
Other financial assets	[illegible]	[illegible]	[illegible]
Property, plant & equipment	[illegible]	[illegible]	[illegible]
Television and radio licences	[illegible]	[illegible]	[illegible]
Goodwill	[illegible]	[illegible]	[illegible]
Program copyright	[illegible]	[illegible]	[illegible]
Deferred tax assets	[illegible]	[illegible]	[illegible]
Other	[illegible]	[illegible]	[illegible]
Total non-current assets	759,829	51,082	[illegible]
Total assets	854,158	150,315	[illegible]
Current liabilities			
Payables	[illegible]	[illegible]	[illegible]
Interest bearing liabilities	[illegible]	[illegible]	[illegible]
Current tax liabilities	[illegible]	[illegible]	[illegible]
Provisions	[illegible]	[illegible]	[illegible]
Other	[illegible]	[illegible]	[illegible]
Total current liabilities	68,064	59,606	[illegible]
Non-current liabilities			
Payables	[illegible]	[illegible]	[illegible]
Interest bearing liabilities	[illegible]	[illegible]	[illegible]
Deferred tax liabilities	[illegible]	[illegible]	[illegible]
Provisions	[illegible]	[illegible]	[illegible]
Total non-current liabilities	295,880	29,221	300,104
Total liabilities	363,944	88,827	427,771
Net assets	490,214	61,488	679,314

Equity			
Contributed equity	[illegible]	[illegible]	[illegible]
Reserves	[illegible]	[illegible]	[illegible]
Retained profits	[illegible]	[illegible]	[illegible]
Total outside equity interests	[illegible]	[illegible]	[illegible]
Total equity	390,214	[illegible]	[illegible]

* Refer assumptions, adjustments and statements in Sections 5.1(a)(iii), 5.1(b) and 5.1(c),

5.2 Southern Cross' forecast earnings for year ending 30 June 2004

(a) Table

The table in this Section 5.2 sets out Southern Cross' forecast earnings for the year ending 30 June 2004. It does not take into account the effect of the acquisition of Southern Star on the earnings of Southern Cross or the value of synergies that may be achieved by the acquisition.

(b) Specific assumptions in relation to Southern Cross' forecast earnings for the year ending 30 June 2004

On 11 November 2003, the Chairman of Southern Cross in his address to the annual general meeting informed the market that Southern Cross' first quarter revenue is up 9% on the previous corresponding quarter and profits are up 28%. Forward revenue projected for the second quarter ending 31 December 2003 indicates that first quarter revenue and profit growth has accelerated. Given no unforseen circumstances, Southern Cross' first half results should be significantly higher than in the previous corresponding half with revenue likely to be up by about 13% and with profits comfortably exceeding 30%. Southern Cross continues to support the view that first half profit would be up by at least 30%.

Southern Cross' forecast earnings for the year ending 30 June 2004 are based upon the forecasts of each business unit. The basis of these figures is the actual management accounts for the six months to 31 December 2003 together with management's estimates of the second half of the 2004 financial year. The key assumptions used in Southern Cross' forecast earnings for the year ending 30 June 2004 are:

(i) sales revenue growth of approximately 10%;

(ii) operating costs have been assumed to increase at the same rates experienced in the first 6 months;

(iii) Southern Cross' average tax rate being 30% for the forecast period, which equates to Australia's corporate tax rate of 30%; and

(iv) an average cost of Southern Cross' borrowings of around 6% per annum.

(c) General assumptions

The following general assumptions have been adopted in preparing the Southern Cross' forecast earnings for the year ending 30 June 2004:

(i) no significant adverse change, over and above that forecast, to economic conditions in the forthcoming six months in the geographic areas in which Southern Cross operates;

(ii) an Australian company tax rate of 30% will apply;

(iii) no material adverse change to the tax or other regulatory regimes relevant to the operations of Southern Cross, including the Broadcasting Services Act, will occur prior to the end of the forecast period;

(iv) no material industrial or employee relations disputes, litigation, strikes or acts of God relevant to the operations of Southern Cross will occur prior to the end of the forecast period;

(v) no material change in the accounting policies adopted by Southern Cross as set out in the Financial Report as at 30 June 2003 or applicable Accounting Standards will occur prior to the end of the forecast period;

(vi) no material sales of businesses or assets of Southern Cross, and no material investments in new projects, will occur prior to the end of the forecast period;

(vii) there will be no impairment to the carrying value of non-current assets and no write-downs will be required; and

(viii) there will be no loss of key personnel.

(d) **Important notes in relation to forecast earnings for the year ending 30 June 2004**

Important notes in relation to the nature of forecasts and the review of the forecasts by Ernst & Young are set out in Section 5.4.

Southern Cross' forecast earnings for the year ending 30 June 2004*

	$000
Sales Revenue	[illegible]
EBIT	77,464
Net Interest Expense	17,201
Profit before Tax	60,263
Income Tax Expense	18,113
Net Profit after Tax	42,150

* The forecast earnings do not taken into account the effect of the acquisition of Southern Star on the earnings of Southern Cross or the value of synergies that may be achieved by the acquisition.

5.3 Southern Star's projected earnings for year ending 31 March 2004

(a) Table

As part of the limited due diligence which Southern Cross undertook in relation to Southern Star prior to the Announcement Date, Southern Star provided Southern Cross with internal budgeted projections for its financial performance for the year ending 31 March 2004. These projections were prepared by Southern Star in August 2003 and take into account the actual results to 30 September 2003 but have not otherwise been updated since then. The projections are set out in the table at the end of this section. They do not take into account the effect of the acquisition by Southern Cross on the earnings of Southern Star or the value of any synergies that may be achieved.

Pro forma forecasts and projected earnings for the Merged Group have not been included as forecasts or projections for the year ending 30 June 2004 (Southern Cross' forecast period) have not been provided by Southern Star to Southern Cross. Due to the seasonality of Southern Star's earnings, it is likely to be misleading to extrapolate Southern Star's projected earnings for the year ending 31 March 2004 out until 30 June 2004. An aggregation of forecasts and projections set out in this Section 5.3 and Section 5.2 will not reflect the likely reported earnings of the Merged Group for the year ending 31 March 2004 or the year ending 30 June 2004.

(b) Specific assumptions in relation to Southern Star's projected earnings for year ending 31 March 2004

Southern Star's projected earnings for the year ending 31 March 2004 and other information contained in this Bidder's Statement has been derived from information made available by Southern Star and its advisers during the due diligence process and from publicly available sources. Actual results to 30 September 2003 as advised in the six month results released to the ASX by Southern Star have been added to projected earnings for the six months to 31 March 2004.

Southern Star Shareholders should note that the projections were prepared by Southern Star as an internal management tool and have not been approved or adopted by the Southern Star Board. The projections were not prepared for public dissemination and have not been subject to review and verification by the Board or senior management of Southern Star. The future performance of Southern Star is subject to various risks and uncertainties, many of which are outside the control of the directors of Southern Star. Accordingly, the projections set out in this section are not, and must not be taken to be, representations as to the future performance of Southern Star, and they should be treated with an appropriate level of caution.

Southern Star Shareholders should note in particular the assumption on which the projections are based set out in paragraph (iv)(A) below (relating to foreign exchange rates). The assumed exchange rates (AUD/USD of $0.6468, AUD/GBP of $0.4095 and USD/GBP of $0.6331) differ materially from current exchange rates (AUD/USD of approximately $0.7708, AUD/GBP of approximately $0.4224 and USD/GBP of approximately $0.5480) and are likely to differ materially from the relevant exchange rates as at 31 March 2004 (the closing date for Southern Star's financial year).

The effect of a change in exchange rates assumptions is broadly as follows:

- a decrease in the USD/GBP is likely to result in a decrease in sales and profits for Southern Star as sales in foreign currencies are largely denominated in USD and occur out of Southern Star's London operations. These sales would largely be brought to account in GBP using USD/GBP exchange rates over the period at the time of each sales transaction. Such a decrease would also have a negative translation effect for foreign currency (ie. USD) monetary items held in the UK;
- an increase in the AUD (ie. increase in the AUD/USD and AUD/GBP) is likely to have a negative translation effect for Southern Star's self-sustaining foreign controlled entities, taken directly to the foreign currency translation reserve in the balance sheet. Such an increase would also have a negative translation effect for foreign currency (eg. USD) monetary items held domestically.

Further, while Southern Cross has conducted limited due diligence on Southern Star, Southern Cross is unable to verify the accuracy or completeness of this Southern Star information. To the extent that Southern Star information is incorrect, inaccurate or misleading, there is the risk that the future profitability and prospects of Southern Star may differ (including in an adverse way) from Southern Cross' expectations and the summary pro forma financial information.

As the earnings projection for Southern Star is based on limited public information, it is intended to be illustrative only. It has been included by Southern Cross in this Bidder's Statement to assist Southern Star Shareholders in assessing the profile of the Merged Group following the close of the Offer. Having regard to the limitations of this information, the figures and assumptions relating to the Southern Star earnings projections must be considered with particular caution and are subject to uncertainty.

The projected earnings for Southern Star for the year ending 31 March 2004 have been based on the following specific assumptions:

(i) sales revenue growth of 6%;

(ii) net profit after tax for the projected period increasing by around 29% from the corresponding previous period;

(iii) Southern Star's average tax rate being 30% for the projection period, reflecting Australia's corporate tax rate of 30%;

(iv) (A) foreign exchange rates for the projection were established using the most recent actual exchange rates at the time of preparation being those at 30 August 2003. Rates used are AUD/USD of $0.6468, AUD/GBP of $0.4095, USD/GBP of $0.6331;

(B) the effect of foreign exchange movements have also been adjusted to take into account a number of foreign exchange hedges taken out by Southern Star as follows:

Date	Amount	AUD/USD rate
20/11/03	USD700,000	$0.6328
22/3/04	USD950,000	$0.6250
20/7/04	USD700,000	$0.6178

(C) the projections prepared provide for a further allowance for the negative impact of foreign exchange movements being an amount of $334,000 in the 6 months to 31 March 2004; and

(v) continued implementation of its initiative to streamline its operations and reduce its Head Office overhead costs.

Southern Cross and its directors do not have any control over Southern Star and, accordingly, are not in position to test the attainability of these projections nor to form a view as to the likelihood of them being achieved. These projections are illustrations only and have been prepared for the purpose of assisting Southern Star Shareholders in assessing the profile of the Merged Group following the close of the Offer.

(c) General assumptions

The following general assumptions have been adopted in preparing the Southern Star projected earnings for the year ending 31 March 2004:

(i) no significant adverse change, over and above that projected, to economic conditions in the forthcoming three months, in the geographic areas in which Southern Star operates;

(ii) an Australian company tax rate of 30% will apply;

(iii) no material adverse change to the tax or other regulatory regimes relevant to the operations of Southern Star will occur prior to the end of the projection period;

(iv) no material industrial or employee relations disputes, litigation, strikes or acts of God relevant to the operations of Southern Star will occur prior to the end of the projection period;

(v) no material change in the accounting policies adopted by Southern Star or applicable Accounting Standards will occur prior to the end of the projection period;

(vi) no material sales of businesses or assets of Southern Star, and no material investments in new projects, will occur prior to the end of the projection period; and

(vii) no costs in relation to the implementation of the Offer have been provided for.

(d) **Important notes in relation to Southern Star's projected earnings for the year ending 31 March 2004**

The income tax expense in Southern Star's actual results for the 6 months to 30 September and its projected earnings for the year ending 31 March 2004 are adjusted to account for the tax already paid on the profits of its associates, Southern Star Endemol and Carnival.

Southern Star's projected earnings for the year ending 31 March 2004

	$'000
Sales Revenue	[illegible]
EBIT	[illegible]
Net Interest Income	[illegible]
Profit before Tax	[illegible]
Income Tax Expense	[illegible]
Net Profit after Tax	[illegible]

5.4 Important notes in relation to projected and forecast earnings

(a) **Nature of forecasts and projections**

Forecasts and projections are, by their nature, subject to risks, uncertainties, assumptions and unexpected events, many of which may be outside the control of Southern Cross and its directors. Also, events and circumstances often do not occur as anticipated and, therefore, actual results are likely to differ from the forecasts and projections and the differences may be material. Accordingly, the directors of Southern Cross cannot and do not guarantee the achievement of the forecasts set out in Section 5.2 and the projections set out in Section 5.3 or any of the elements thereof. Furthermore, the directors of Southern Cross assume no responsibility to update or amend the forecasts and projections after the close of the Offer if the conditions underlying the forecasts and projections change over time. When a projection, rather than a forecast, is given there is a greater degree of uncertainty associated with the underlying events and future eventualities.

(b) **Review of forecasts**

The Southern Cross forecasts set out in this Bidder's Statement (but not the projections of Southern Star or potential synergies) have been reviewed by Ernst & Young, which is included as an Annexure to this Bidder's Statement.

5.5 Synergies

If Southern Cross acquires 100% of Southern Star Shares, Southern Cross expects to achieve cost synergies from the merger following the first phase of rationalisation of approximately $1.5 million on a pre-tax annualised basis. It is expected that this will occur following completion of the merger and effecting of appropriate changes. The effect of these synergies has not been included in the forecast earnings as detailed in Section 5.2. The main sources of expected cost savings are:

(a) corporate functions (refer Sections 4.2(e) and (f)); and

(b) consolidation of operations (refer Sections 4.2 (f) and (h)).

5.6 Prospects

(a) Earnings per share

The impact of the acquisition of Southern Star on the reported earnings per share of Southern Cross will depend on a number of variables, including the effective date of acquisition for accounting purposes, the profitability of Southern Star and the timing and level of cost savings achieved.

In the year to 30 June 2004, being the first financial year following completion of the merger, and during which only some of the annualised synergy benefits are expected to be achieved, the acquisition is expected to have little or no impact on earnings per share. It is expected that earnings per share will be enhanced in ensuing years as additional synergy benefits are achieved.

It should be noted that the earnings per share observations set out above relating to the financial years ending 30 June 2004 and beyond are based on internal profit forecasts for Southern Cross and on earnings projections for the year ending 31 March 2004 provided to Southern Cross by Southern Star. Various risks (including integration risks) may have an affect on the future earnings per share position of Southern Cross on a stand-alone basis and of the Merged Group. These risks are outlined in more detail in Section 7.

(b) Dividend policy

Southern Cross usually pays an interim dividend in March and the final dividend in September. A fully franked dividend of 30 cents per share was paid in March 2003 and a final dividend of 27 cents per share was paid on 27 October 2003. Southern Star Shareholders who accept the Offer will not be entitled to the interim Southern Cross dividend anticipated to be paid in March 2004, but will be entitled to subsequent Southern Cross dividends in accordance with the terms of issue of the Southern Cross CPS if the conditions are satisfied or Southern Cross declares the Offer free of conditions.

The payment of any dividend and level of franking in respect of any year are subject to the operating performance and financial position of Southern Cross including its subsidiaries, the amount of franking credits carried forward and the amount of Australian income tax paid on earnings in that year. Future determinations as to the payment of dividends by Southern Cross will be at the discretion of the directors of Southern Cross and will depend upon the availability of distributable earnings and franking credits, the operating results and financial condition of Southern Cross and its subsidiaries, future capital requirements, covenants in relevant financing agreements, general business and financial conditions and other factors considered relevant by the directors. No assurance is, therefore, given in relation to the payment of future dividends or the extent to which any such dividends may be franked.

6 ISSUE OF SOUTHERN CROSS CPS

6.1 Issue of Southern Cross CPS

The maximum number of Southern Cross CPS to be issued pursuant to the Offer will be 7,183,251, assuming:

- all Southern Star Optionholders exercise all of their Southern Star Options on issue as at the Announcement Date (or issued between the Announcement Date and the date of this Bidder's Statement with the consent of Southern Cross); and
- Southern Cross acquires all of the Southern Star Shares subject to the Offer (including those issued on exercise of the above Southern Star Options).

The issue of Southern Cross CPS to Southern Star Shareholders who accept the Offer will be made directly by Southern Cross. No shareholder approvals or other third party consents are required for the issue of those shares.

Southern Cross has consented to the issue of 450,000 Southern Star Options as disclosed in the Appendix 3B notice lodged by Southern Star with the ASX and dated 17 January 2004. This is relevant to the condition set out in Section 2.12(i).

6.2 Quotation of Southern Cross CPS

Southern Cross will make application within seven days after the date of this Bidder's Statement to the ASX for admission to quotation of the Southern Cross CPS that may be issued under the Offer. Quotation is not guaranteed or automatic and nothing in this Bidder's Statement shall be taken to state or imply that Southern Cross CPS will be quoted on the ASX.

7 RISKS ASSOCIATED WITH OWNING SOUTHERN CROSS SECURITIES

7.1 General

There are a number of risk factors which may affect the future operating and financial performance of Southern Cross and the future investment performance of Southern Cross CPS and Southern Cross Ordinary Shares, many of which are outside the control of Southern Cross and its directors. The future level of dividends, the value of the assets of the Southern Cross Group and the price at which Southern Cross CPS and Southern Cross Ordinary Shares trade on the ASX may be influenced by any of these factors.

This Section 7 describes some risks associated with an investment in Southern Cross over the forecast and projection periods covered in this Bidder's Statement. You should carefully consider these risks, as well as the other information contained in this Bidder's Statement and the information contained in Southern Star's Target's Statement.

7.2 Share investment

Southern Star Shareholders should be aware that there are risks associated with any stock market investment. It is important to recognise that share prices and dividends might fall or rise. Factors affecting the market price include domestic and international economic conditions and outlook, changes in government fiscal, monetary and regulatory policies, changes in interest rates and inflation rates, the announcement of new technologies and variations in general market conditions and/or market conditions which are specific to a particular industry. In addition, share prices of many companies are affected by factors which might be unrelated to the operating performance of the relevant company. Such factors might adversely affect the market price of Southern Cross CPS and Southern Cross Ordinary Shares.

7.3 Business risks – Southern Cross

In addition to the risks mentioned in Section 7.2, the following risks may affect the market price of Southern Cross CPS and Southern Cross Ordinary Shares and dividends paid by Southern Cross:

(a) Advertising market conditions

Fluctuations in economic and business activities will affect the profit of Southern Cross. Southern Cross' revenues are strongly linked to the level of demand for advertising airtime. This demand is affected by a range of factors, including advertising market conditions, consumer demand and the level of growth in the Australian economy generally.

(b) Television and radio licences

Southern Cross business units operate in the broadcasting industry within Australia. This industry is closely regulated and new broadcasting licences can only be issued by the Australian Government. Under the Government's digital terrestrial television broadcasting policy, there is a prohibition on new commercial free-to-air entrants until 31 December 2006.

In relation to radio licences, the ABA has auctioned a further new FM licence in Adelaide in October 2003 and plans to issue further new FM commercial licences in Sydney and Brisbane in April 2004 and Melbourne in August 2004. The issue of new FM licences could cause some fragmentation in the advertising market in each of those cities.

In accordance with the Broadcasting Services Amendment (Digital Television & Datacasting) Bill 2000, Southern Cross, in a joint venture with WIN Television, has been issued an additional broadcasting licence in respect of the Tasmanian market. Broadcasting under this licence commenced in December 2003.

A similar situation may well occur in Darwin with Publishing and Broadcasting Ltd as the joint venturer. This is unlikely to occur before 2005.

A second licence has been issued to Southern Cross in the solus markets of Spencer Gulf and Broken Hill. Broadcasting under this new licence also commenced in December 2003. Prime Television Limited holds a minority interest in Broken Hill Television Limited, the holder of this licence.

Radio and television licences are renewable every five years under the provisions of the Broadcasting Services Act. It is understood that a revocation of a commercial television or radio licence has never occurred in Australia. There is no reason to suggest that Southern Cross' licences have a finite life.

(c) **Program supply agreements**

Channel 9 Adelaide is a party to a program supply agreement with the Nine Network. Southern Cross Ten across the aggregated markets of Queensland, Northern NSW, Southern NSW and Victoria, and in Spencer Gulf and Broken Hill, is an affiliate of the Ten Network. Southern Cross Television Tasmania is a party to program supply agreements with both the Seven Network and Ten Network. Southern Cross Darwin and Southern Cross Central are affiliates of the Seven Network. Central GTS/BKN has a program supply agreement with the Seven Network. These agreements provide for the supply of all program material with the exception of local news and local production. Accordingly, a significant proportion of Southern Cross' revenue and EBIT is derived from programming supplied by third parties.

All arrangements are subject to medium or long term programming agreements.

(d) **Industry risk**

The most significant areas of risk are those that affect the free-to-air television industry and radio as a whole. This includes the impact of government policies, changes in broadcasting technology and competitive entertainment mediums, such as pay television and the internet. The ability to monitor or participate in such changes is enhanced by Southern Cross' membership of industry bodies, which represent all free-to-air television broadcasters and radio in formulation of industry views and positions.

Audience viewing/listening habits tend to change relatively slowly over the medium term, so that viewing/listening shares and hence advertising shares can be forecast with a reasonable degree of accuracy in a given year. Economic conditions in each market are closely monitored as they tend to influence the overall level of advertising expenditure.

The risk of a decline in ratings for one of the major television networks is mitigated by Southern Cross' diversity of program supply ie. from each of the three commercial networks.

Radio and television is to a significant extent approaching a fixed cost business, and variations in performance from time to time largely stem from the impact of economic activity on revenue. Southern Cross has a detailed revenue tracking system which enables management to track current and forecast revenue on a daily basis, including comparisons with the previous corresponding year.

Adverse market conditions are mitigated somewhat by Southern Cross' diverse mix of media assets, with exposure to regional television and metropolitan radio and television.

(e) **Financial instruments**

Southern Cross is exposed to the risk of adverse movements in interest rates and foreign currency exchange rates. Southern Cross raises short and long term debt at floating interest rates. Interest rate swap agreements are used to convert floating interest rate exposures, on a proportion of debt, to fixed rates.

NWS 9 is a party to a program supply agreement with the Nine Network. Part of the program rights relates to overseas programs that are payable in United States dollars. Whilst these amounts are not effectively hedged and are exposed to foreign currency exchange rate risk, they are not material to Southern Cross' profitability.

(f) **Environmental regulation performance**

Except for radiation standards regulation, Southern Cross' operations are not subject to any particular or significant environmental regulation under Federal or State legislation. The radiation standards performance obligations are subject from time to time to Government agency audits and site inspections. Southern Cross has again complied with its environment performance obligations during the financial year ended 30 June 2003 and since then.

(g) **Loss of key personnel**

Southern Cross' operations are dependent upon the continued performance, efforts, abilities and expertise of its key personnel. There are no guarantees that Southern Cross will be able to retain these employees or that it will be able to prevent them from competing with Southern Cross in the event of their departure.

(h) **Litigation**

The risk of litigation is a general risk of Southern Cross' business. So far as the directors of Southern Cross are aware, however, there is no current, pending or threatened litigation, arbitration proceeding, administrative appeal, or criminal or governmental prosecution in which Southern Cross or its subsidiaries is directly or indirectly concerned which is likely to have a material adverse effect on the business or financial position of Southern Cross. There are, however, many actions and claims which are yet to be resolved.

(i) **International Accounting Standards**

From 1 January 2005, the financial statements of all Australian reporting entities will be required to be prepared in accordance with International Accounting Standards ("IAS"). This new requirement will apply to Southern Cross for the financial year ending 30 June 2006. However, the requirement to present comparative financial performance will effectively bring the starting date for compliance to the financial year ending 30 June 2005.

Part of the harmonization process involves the issue of 35 new or revised accounting standards by 31 March 2004.

It is not possible at this stage to present financial information in conformity with IAS. It is expected that the most significant financial impact under the IAS regime is the requirement to write the value of broadcasting licences back to cost or deemed cost. This will result in a one-off adjustment against retained profits brought forward as at 1 July 2005, which may limit the distribution of dividends out of the then current year's profits only.

7.4 Business Risks – Southern Star

All the business risks which currently affect Southern Star and an investment in Southern Star Shares will continue to affect Southern Star, whether or not it becomes a subsidiary of Southern Cross.

7.5 Merger specific risks

If the Offer is successful Southern Cross will issue a significant number of Southern Cross CPS. Some Southern Star Shareholders may not intend to continue to hold their new Southern Cross CPS and may wish to sell them on the ASX. There is some risk that if a significant number of Southern Star Shareholders seek to sell their new Southern Cross CPS, this may adversely affect the price of Southern Cross CPS. There is, however, significant downside protection provided by the terms of issue of the Southern Cross CPS. That is, if the Southern Cross share price is below $12.50 on 31 March 2006 and either Southern Cross or a Southern Cross CPS Holder elect to convert Southern Cross CPS into Southern Cross Ordinary Shares, the number of Southern Cross Ordinary Shares issued for each Southern Cross CPS will be increased on a pro-rata basis to equate to $12.50 (before the conversion discount of 2.5%). of Southern Cross Ordinary Shares based on the volume weighted average 30 day closing share price preceding conversion on an ex-dividend basis.

8 TAXATION CONSIDERATIONS

8.1 Introduction

The following is a general outline of the main Australian income tax consequences for an Australian resident individual Southern Star Shareholder resulting from acceptance of the Offer and the acquisition, ownership and disposal of Southern Cross CPS and Southern Cross Ordinary Shares (collectively referred to in this section as Southern Cross Securities).

The outline is not exhaustive of all income tax considerations which could apply in the circumstances of any given Southern Star Shareholder and there are a number of limitations to the outline including that:

(a) it applies only to Australian resident individual taxpayers. It does not cover the tax treatment for any other classes of taxpayers including individuals who are non-residents of Australia for tax purposes, companies, insurance organisations, superannuation funds, trusts or employees of Southern Star or its associated companies who acquired their Southern Star Shares in respect of their employment;

(b) it applies only where Southern Star Shareholders hold their shares on capital account. It does not apply where the shares are held on revenue account (eg. shares held by Southern Star Shareholders who trade in shares or hold Southern Star Shares as trading stock); and

(c) it is based on current Australian tax law. It does not take into account or anticipate any changes in the law (including changes to legislation, judicial authority or administrative practice).

Southern Cross and its advisers do not accept any liability or responsibility in respect of any statement concerning the taxation consequences of the Offer or in respect of the taxation consequences themselves. All Southern Star Shareholders, and particularly those shareholders whose situation is not addressed in this outline as noted above, should consult their own independent professional tax advisers regarding the tax consequences of disposing of Southern Star Shares and acquiring Southern Cross Securities.

8.2 Acceptance of the Offer and disposal of Southern Star Shares

(a) **Capital gain or loss**

The disposal of Southern Star Shares by a Southern Star Shareholder pursuant to the Offer may constitute a CGT event for Australian income tax purposes.

Southern Star Shareholders may realise a capital gain or a capital loss in respect of the disposal of their Southern Star Shares (see Section 8.2(b) below), subject to roll-over relief being available and chosen by the Southern Star Shareholder (see Section 8.2(c) below).

(b) **Where roll-over relief is unavailable or not chosen**

If roll-over relief is not available, or if a Southern Star Shareholder does not choose to obtain the roll-over (refer to Section 8.2(c) below):

- a capital gain will arise to the extent the capital proceeds received by a Southern Star Shareholder from the disposal of Southern Star Shares (being the market value of the Southern Cross CPS on the date the Offer is accepted by the Southern Star Shareholder) exceed the cost base of the Southern Star Shares (or, in some cases, as discussed below, the indexed cost base); or

- a capital loss will be realised to the extent the capital proceeds received by a Southern Star Shareholder are less than the reduced cost base of the Southern Star Shares.

It should be noted that the market value of the Southern Cross CPS at the date the Offer is accepted by the Southern Star Shareholder, which is used for calculation of any capital gain, may differ from the value placed on the Southern Cross CPS for the purposes of this Offer.

Any capital gain realised in respect of the disposal of the Southern Star Shares will be included in the Southern Star Shareholder's assessable income for the tax year in which the Offer is accepted (unless offset against other capital losses of the Southern Star Shareholder). Any capital loss may be offset against other capital gains realised by the Southern Star Shareholder in the same year or be carried forward to be offset against future capital gains.

The availability of indexation or a discount in calculating the amount of the capital gain included in assessable income depends on the date of acquisition of the Southern Star Shares and the choice made by individual Southern Star Shareholders as discussed below.

(i) **Southern Star Shares acquired at or before 11.45am on 21 September 1999**

The cost base of Southern Star Shares is generally equal to the amount paid by the Southern Star Shareholder for the shares plus certain incidental costs incurred (for example, brokerage fees). If Southern Star Shares were acquired at or before 11.45am on 21 September 1999, an individual Southern Star Shareholder may choose to adjust the cost base of the Southern Star Shares to include indexation. This is done by reference to changes in the Consumer Price Index from the calendar quarter in which the Southern Star Shares were acquired until the quarter ended 30 September 1999. It should be noted that the application of indexation may differ from that described above if the Southern Star Shareholder is a taxpayer that is not covered by this outline (as noted above). However, whilst those indexation adjustments are taken into account for the purposes of calculating any capital gain, they are ignored when calculating the amount of any capital loss.

Individual Southern Star Shareholders who cannot or do not choose that the cost base includes indexation as referred to above may be entitled to apply a 50% discount to any net capital gain realised on the disposal of Southern Star Shares (ie. after any capital losses have been applied. This is provided that the Southern Star Shares have been held for at least 12 months prior to the date the Offer is accepted.

Whether it is better for any given Southern Star Shareholder to choose to include indexation or not will depend upon the particular Southern Star Shareholder's individual circumstances, including the cost base of the Southern Star Shares and whether the Southern Star Shareholder has any available capital losses. Southern Star Shareholders should consult their own tax advisers in this regard.

(ii) ***Southern Star Shares acquired after 11.45am on 21 September 1999***

If Southern Star Shares are held by an individual Southern Star Shareholder and:

- they were acquired after 11.45am on 21 September 1999; and
- have been held for more than 12 months before the date on which the Southern Star Shareholder accepted the Offer,

then the 50% discount referred to above should generally be available.

There is no entitlement to indexation of the cost base for the Southern Star Shareholder in these circumstances.

(c) **Where roll-over relief is available**

Roll-over relief may be available where:

- Southern Star Shareholders exchange their Southern Star Shares for Southern Cross CPS under the Offer;
- as a result of the Offer, Southern Cross holds 80% or more of the voting shares in Southern Star;
- the Southern Star Shareholders acquired their Southern Star Shares on or after 20 September 1985 and, but for the roll-over, a capital gain would arise from the exchange (see Section 8.2(b) above);
- the relevant Southern Star Shareholders are Australian residents or otherwise subject to CGT; and
- the relevant Southern Star Shareholder chooses that the roll-over applies.

If roll-over relief is available, then any capital gain resulting from the disposal by Southern Star Shareholders of Southern Star Shares pursuant to the Offer may be disregarded capital gains tax implications are effectively deferred until the relevant Southern Star Shareholders dispose of the Southern Cross CPS acquired pursuant to the Offer or the Southern Cross Ordinary Shares after conversion of the Southern Cross CPS.

It is a condition of the Offer that Southern Cross has a Relevant Interest in at least 90% (by number) of all Southern Star Shares. Southern Cross reserves the right to waive this condition, but is not in a position to confirm that the "80% requirement" referred to above will be satisfied for the purposes of determining whether roll-over relief will be available to the Southern Star Shareholders.

All Southern Star Shareholders, and particularly those not covered by this outline as noted above, should obtain their own independent professional taxation advice as to whether and how a roll-over election should be made.

8.3 Conversion of Southern Cross CPS to Southern Cross Ordinary Shares

In broad terms, the conversion by a Southern Star Shareholder of the Southern Cross CPS to Southern Cross Ordinary Shares should not give rise to a capital gain or a capital loss or any assessable dividend. The cost base of the Southern Cross Ordinary Shares will generally be equal to the cost base of the Southern Cross CPS (see Sections 8.6 (a) and 8.6(b) below).

8.4 Ownership of Southern Cross Securities

The tax consequences of Southern Star Shareholders owning the Southern Cross Securities should be substantially the same as the consequences of owning Southern Star Shares.

8.5 Dividends in relation to Southern Cross Securities

During the period which Southern Star Shareholders hold the Southern Cross Securities, they may receive dividends which may be either franked or unfranked (subject to the terms of the Southern Cross Securities in relation to the entitlement to receive dividends). The dividends, grossed up for any imputation (franking) credits, will be included in the Southern Star Shareholder's assessable income and they will receive a tax offset (rebate) equal to the imputation credit included in their income. There are rules that limit the availability of imputation credits in certain circumstances (eg. you are generally required to have held your Southern Cross Securities at risk for at least 45 days). These rules are complex and you should consult your taxation adviser regarding their operation.

In some circumstances, to the extent that an individual taxpayer has excess imputation credits (ie. over and above the taxpayer's tax liability for the relevant tax year), he or she may be entitled to a refund of the excess amount. Again, Southern Star Shareholders should consult their own tax advisers in this regard.

8.6 Disposal of Southern Cross Securities

The income tax consequences of any disposal by a Southern Star Shareholder of Southern Cross Securities will generally be the same as for the disposal of Southern Star Shares as described in Section 8.2, subject to the differences outlined below.

(a) **Southern Cross Securities acquired where roll-over election was made**

Where a choice to apply roll-over relief was made by a Southern Star Shareholder in respect of the disposal of Southern Star Shares, the cost base of the Southern Cross CPS (and the Southern Cross Ordinary Shares, if applicable) issued to the Southern Star Shareholder under the Offer is equal to the cost base of the Southern Star Shares that were exchanged for the Southern Cross Securities which will be apportioned across the Southern Cross Securities on a reasonable basis. Accordingly, the cost base of the Southern Cross Securities may include indexation to 30 September 1999 if the Southern Star Shares were acquired on or before 11.45 a.m. on 21 September 1999, unless the 50% discount is applied in relation to the disposal of the Southern Cross Securities.

Individual Southern Star Shareholders may determine whether the Southern Cross Securities have been held for at least 12 months for the purpose of applying the 50% discount in relation to any capital gain as a result of disposing of the Southern Cross Securities (see Section 8.2(b) above) by reference to the date that they acquired the Southern Star Shares. Therefore, if the combined period during which the Southern Star Shareholder held the Southern Star Shares and the Southern Cross Securities is at least 12 months, the Southern Star Shareholder may be entitled to apply the 50% discount in respect of the disposal of the Southern Cross Securities.

(b) **Southern Cross Securities acquired where roll-over relief does not apply**

Where roll-over does not apply to the disposal of Southern Star Shares, the cost base of the Southern Cross Securities which are received in exchange for those Southern Star Shares is the market value of the Southern Star Shares at the date of acceptance of the Offer.

(c) **Redemption of Southern Cross CPS**

As discussed at Section 10.10, Southern Cross may redeem the Southern Cross CPS in certain circumstances and such redemption is currently anticipated to be conducted by way of a return of capital.

In broad terms, a redemption by way of a return of capital will be a CGT event and may give rise to a capital gain in the hands of the Southern Star Shareholder if the capital proceeds exceed the cost base of the Southern Cross CPS (see Sections 8.6(a) and 8.6(b)) or a capital loss if the capital proceeds are less than the reduced cost base. Provided the capital returned does not exceed the amount paid up on the shares, no amount should be taxable as a dividend. Tax legislation contains complex rules in relation to returns of capital to shareholders and Southern Star Shareholders should obtain independent tax advice in this regard.

It should be noted that if the redemption of the Southern Cross CPS is conducted in a manner other than by way of a return of capital (for example, in whole or in part by a distribution of profits), the tax consequences for the Southern Star Shareholders may vary significantly.

8.7 Stamp Duty

As noted in Section 2.20, the transfer of listed shares (such as Southern Star Shares) will not be subject to stamp duty. Similarly, no stamp duty will be payable in respect of the issue of the Southern Cross CPS by Southern Cross under the Offer or the conversion of the Southern Cross CPS to Southern Cross Ordinary Shares.

8.8 GST

GST will not apply to the transfer of Southern Star Shares to Southern Cross under the Offer, the issue of Southern Cross CPS by Southern Cross or the conversion of the Southern Cross CPS to Southern Cross Ordinary Shares as the transactions will be input taxed supplies.

Southern Star Shareholders should consult their own tax advisers with respect to the ability to claim input tax credits if they incur any expenses in relation to these transactions.

9 RIGHTS AND LIABILITIES ATTACHING TO SOUTHERN CROSS SECURITIES

9.1 Rights and liabilities attaching to Southern Cross CPS

The terms of issue of the Southern Cross CPS are summarised near the front of this booklet and set out in full in Annexure A. Southern Star Shareholders should read the terms of issue of the Southern Cross CPS in full. The terms of issue of the Southern Cross CPS should be read in conjunction with Section 9.2 (which includes a summary of the key rights and liabilities attaching to Southern Cross Ordinary Shares) and Section 9.3 (which includes a summary of the key rights and liabilities attaching to both Southern Cross CPS and Southern Cross Ordinary Shares).

9.2 Rights and liabilities attaching to Southern Cross Ordinary Shares

This section contains a summary of the key rights and liabilities attaching to Southern Cross Ordinary Shares. It should be read in conjunction with Section 9.3, which includes a summary of the key rights and liabilities attaching to both Southern Cross CPS and Southern Cross Ordinary Shares.

This summary and Section 9.3 do not purport to be exhaustive or to constitute a definitive statement of the rights and liabilities of Southern Cross Ordinary Shareholders, which can involve complex questions of law arising from the interaction of Southern Cross' Constitution and statutory, common law and Listing Rules requirements. To obtain a definitive assessment of the rights and liabilities which attach to Southern Cross Ordinary

Shares in any specific circumstances, Southern Star Shareholders should seek their own advice.

(a) **Voting rights of Southern Cross Ordinary Shareholders**

At a general meeting, subject to a number of specific exceptions, every Southern Cross Ordinary Shareholder present in person or by proxy or duly appointed representative has:

(i) one vote on a show of hands; and

(ii) on a poll:

- one vote for each share held (including partly paid shares where such shares were offered on a pro rata basis to Southern Cross Ordinary Shareholders); and
- for each partly paid share held other than partly paid shares offered on a pro rata basis, a vote in respect of the share which carries the same proportionate value as the proportion of the total issue price paid up bears to the total issue price of the share.

(b) **Winding up**

Subject to any special or preferential rights attaching to any class or classes of shares (including the Southern Cross CPS), Southern Cross Ordinary Shareholders will be entitled, in the event of a winding up, to share in any surplus assets of Southern Cross in proportion to the Southern Cross Ordinary Shares held by them.

9.3 Rights and liabilities attaching to both Southern Cross CPS and Southern Cross Ordinary Shares

(a) **Dividends**

The directors of Southern Cross may pay any interim or final dividends that, in their judgment, appear to be justified by the profits of Southern Cross.

(b) **Dividend Reinvestment Plan**

In accordance with the Southern Cross' Constitution, the directors of Southern Cross have established a plan (the "**Dividend Reinvestment Plan**") under which Southern Cross Ordinary Shareholders and Southern Cross CPS Holders may elect (subject to the rules of the plan) to reinvest dividends paid or payable by Southern Cross to the Southern Cross Shareholder or Southern Cross CPS Holder by subscribing for Southern Cross Ordinary Shares. The Dividend Reinvestment Plan offers the opportunity of taking Southern Cross Ordinary Shares at a 2.5% discount to the market price. The directors of Southern Cross may vary, suspend or terminate the Dividend Reinvestment Plan. For further information, refer to the "Dividend Reinvestment Plan Information Booklet for Shareholders" which is available by contacting the offer enquiry line on 1300 553 550 (or 612 8280 7033 for international callers).

(c) **Variation or cancellation of class rights**

The rights attached to any class of Southern Cross Securities, unless otherwise provided for by the terms of issue of those securities, may only be varied or cancelled with the consent in writing of the holders of three-quarters of the issued shares in the relevant class, or with the sanction of a special resolution passed at a meeting of the holders of the securities in that class.

In either case, holders of Southern Cross Securities with at least 10% of the votes in the class whose rights have been varied or cancelled may apply to a court of competent jurisdiction to exercise its discretion to have the variation or cancellation set aside.

(d) **Transfer of securities**

Southern Cross Securities are transferable by:

(i) a written transfer in the usual or common form or such other form as the directors of Southern Cross may prescribe or in particular cases accept, duly stamped (if necessary) being delivered to Southern Cross;

(ii) a proper transfer, which is to be in the form required or permitted by the Corporations Act; or

(iii) a proper transfer effected in accordance with the SCH Business Rules.

The directors of Southern Cross may, subject to the requirements of the Corporations Act and the Listing Rules, refuse to register any transfer of Southern Cross Securities in the following circumstances:

(iv) if the registration would infringe the Broadcasting Services Act or any applicable laws or the Listing Rules (see Section 9.3(e));

(v) if the transfer concerns shares over which Southern Cross has a lien; or

(vi) if permitted to do so under the Listing Rules.

(e) **Security holdings in contravention of law**

The Constitution of Southern Cross provides that a person shall not be eligible to become or continue to be the holder of Southern Cross Securities where, by reason of the holding of those securities and of any other relevant circumstances, there may or would be a contravention of or failure to observe the provisions of a law of a State or Territory or of the Commonwealth of Australia, such as the Broadcasting Services Act or the Foreign Acquisitions and Takeovers Act 1975.

The Broadcasting Services Act imposes various conditions and restrictions on persons holding interests in corporations that hold licences under the Act. A failure by Southern Cross or a subsidiary of Southern Cross to comply with the requirements of the Broadcasting Services Act could lead to severe penalties, including the loss of a licence held under the Broadcasting Services Act.

The directors of Southern Cross have the right under the Constitution to secure the disposal of shares held by a person in Southern Cross to the extent necessary to prevent the continuance of a contravention of the law of a State or Territory or of the Commonwealth of Australia.

(f) **Issue of further securities**

The directors of Southern Cross may issue, grant or otherwise dispose of Southern Cross Securities on the terms and conditions and for the consideration they think fit.

Without affecting any special rights conferred on the holders of any shares, any Southern Cross Securities may be issued with preferred, deferred or other special rights, obligations or restrictions, whether in regard to dividends, voting, return of share capital, payment of calls or otherwise, as the directors of Southern Cross may determine.

(g) **Meetings of members**

A general meeting may be called by a resolution of the directors of Southern Cross or at the request of Southern Cross Members with at least 5% of the votes that may be cast at the general meeting.

9.4 Other key provisions of Southern Cross' Constitution

A summary of some of the key provisions of Southern Cross' Constitution (other than those discussed in Sections 9.2 and 9.3) is set out below. The summary is not exhaustive.

(a) **Number of directors**

Southern Cross' Constitution provides that the number of directors of Southern Cross shall be not less than 3 nor more than 10 (or such other number as the directors may resolve).

(b) **Officer's indemnity**

To the extent permitted by law and to the extent and for the amount that an officer is not otherwise entitled to be indemnified and is not actually indemnified by another person, Southern Cross indemnifies each officer of Southern Cross (including former officers) against all costs, charges, losses, damages, expenses, penalties and liabilities incurred by the officer in or arising out of the discharge of the duties of the officer.

(c) **Amending the Constitution**

The Corporations Act provides that the constitution of a company may be modified or repealed by a special resolution by at least 75% of the votes cast by members entitled to vote on the resolution. The Southern Cross Constitution does not provide for any further requirements to be complied with to effect a modification of, or to repeal, the Constitution.

The Agent's prior approval must, however, be obtained for any amendment to the Southern Cross Constitution, the Borrower or any Security Provider that adversely affects the rights, powers or remedies of the Financiers or Debenture Trustee or is likely to have a Material Adverse Effect (as defined in the Facility Agreement).

10 ADDITIONAL INFORMATION

10.1 Southern Cross securities

As at the date of this Bidder's Statement, Southern Cross had on issue the shares detailed in Section 10.1(a) and the options over unissued shares in Southern Cross detailed in Section 10.1(b). No Southern Cross CPS are on issue as at the date of this Bidder's Statement.

(a) **Shares**

Class	Number
Quoted shares	
Fully paid ordinary shares (ASX Code: SRX)	[illegible]
Unquoted shares	
Ordinary shares each paid to 25 cents	[illegible]
Ordinary shares each [illegible] paid to [illegible] cent	[illegible]

(b) **Options**

Expiry Date	No. Of Holders	Exercise Price	Number
1 November 2004	[illegible]	[illegible]	[illegible]
1 November 2005	[illegible]	[illegible]	[illegible]
1 November 2006	[illegible]	[illegible]	[illegible]
1 November 2009	[illegible]	[illegible]	400,000

(c) **Southern Cross Executive Option Plan**

The options over unissued ordinary shares detailed in Section 10.1(b) with expiry dates in 2004, 2005 and 2006 were granted by Southern Cross to senior executives of Southern Cross under the Southern Cross Executive Option Plan. 20% of the options granted to each senior executive vest in each of the first two years after the date of issue and 30% vest in each of the next two years. An option can be exercised by the executives after the option has vested and between 3 and 5 years after the date of issue, provided the executive is still employed by Southern Cross. An option may also be exercised at any time within 180 days of the executive's death, total and permanent disablement or retirement or if the executive voluntarily ceases employment and the option has vested. In addition, an option may be exercised if any person becomes entitled to, or has acquired, 40% or more of Southern Cross' voting shares or a bidder's statement is served on Southern Cross. The exercise price of an option is set at 100% of the market price of an ordinary share at the time of the issue of the option.

(d) **Options issued to Managing Director expiring on 1 November 2009**

The 400,000 options over unissued ordinary shares expiring on 1 November 2009 detailed in Section 10.1(b) were granted by Southern Cross to the Managing Director of Southern Cross under the Southern Cross Executive Option Plan on 1 November 2003. The options will be exercisable subject to two separate performance hurdles, one performance hurdle applying to 200,000 options, and the second performance hurdle applying to the other 200,000 options.

200,000 of the options ("**TSR Options**") will vest on the third anniversary of the date of grant, subject to the attainment of the relative performance of Southern Cross against the S&P/ASX 200 Media Accumulation Index of companies, excluding The News Corporation Limited and Publishing and Broadcasting Limited ("**Index**"). Southern Cross' performance will be measured by the Total Shareholder Return ("**TSR**"). TSR measures share price change plus dividends paid by Southern Cross, and shall be compared against the average TSR of the Index. If, on the third anniversary of the date of grant, Southern Cross' TSR exceeds the Index TSR, the TSR Options will vest and the Managing Director will be entitled to exercise the TSR Options at any time from the date of vesting until the seventh anniversary of the date of grant. If Southern Cross' TSR does not then exceed the Index TSR, both Southern Cross' and the Index TSR shall continue to be measured at each quarter, and, if between the third and fifth anniversary of the date of grant, Southern Cross' TSR exceeds the Index TSR, the Managing Director will be entitled to exercise the TSR Options up until the seventh anniversary of the date of grant.

The other 200,000 of the options ("**EPS Options**") will (subject to attainment of the relevant performance hurdles) vest in three equal tranches; one third vesting on 1 July 2003, one third on 1 July 2004 and one third on 1 July 2005. The EPS Options will vest if the earning per share ("**EPS**") of Southern Cross increase by not less than 7.5% in the financial year preceding each relevant vesting date. If the EPS does not meet the performance hurdle for a respect year, the EPS performance hurdles may be treated as cumulative and those EPS Options may vest (and be exercised) if the cumulative EPS growth is not less than the cumulative EPS performance hurdles at any time up to the fifth anniversary of the date of grant. For example, if in the financial year ending 30 June 2003, the EPS growth for the financial year is less than 7.5%, however, if the cumulative EPS growth for the financial years ending 30 June 2004 exceeds EPS growth of 7.5% + 7.5% (ie 1.075 x 1.075), then the Managing Director will be entitled to exercise two thirds of the 200,000 EPS Options. Subject to the attainment of the relevant performance hurdles as described above, the EPS Options may be exercised at any time between the third and seventh anniversary of the date of grant.

10.2 Recent trading history of Southern Cross Ordinary Shares

Southern Cross is listed on the ASX. The last recorded sale price of Southern Cross Ordinary Shares on the ASX before the date of the public announcement of the Offer was $10.80 on 12 December 2003.

The latest recorded sale price of Southern Cross Ordinary Shares on the ASX before the date this Bidder's Statement was approved was $10.85 on 4 February 2004.

The highest and lowest recorded sale price of Southern Cross Ordinary Shares in August, September, October, November, December and January to date were as follows:

Date	High	Low
August 2003	$9.28	$8.80
September 2003	$9.45	$8.74

October 2003	[illegible]	[illegible]
November 2003	[illegible]	[illegible]
December 2003	[illegible]	[illegible]
January 2004	[illegible]	[illegible]

10.3 Directors' interests in Southern Cross securities

As at the date of this Bidder's Statement, the directors of Southern Cross held interests in Southern Cross securities as set out below.

Director	Fully Paid Ordinary Shares	Trading in 6 months preceding date of Bidder's Statement
J.C. Dahlsen	[illegible]	[illegible]
G.D. Allen	[illegible]	[illegible]
A.T. Bell	[illegible]	[illegible]
C.C. Clark	[illegible]	[illegible]
M. Darling	10,000	Nil
D.R. Kingston	Nil	Nil
C.J. Smith	Nil	Nil

Mr Bell also holds options over 810,000 unissued ordinary shares in Southern Cross and Mr Dahlsen and Mr Clark each hold 6,000 ordinary shares each issued at $11.135 and paid to 1 cent.

10.4 Southern Star securities

Based on Southern Star information provided by Southern Star to Southern Cross, as at the date of this Bidder's Statement, Southern Star had on issue the shares detailed in Section 10.4(a) and the options over unissued shares detailed in Section 10.4(b):

(a) **Shares**

Class	Number
Fully paid ordinary shares (ASX Code: Southern Star)	[illegible]

(b) **Options**

Expiry Date	Exercise Price	Number of Optionholders	Number of Options
[illegible]	[illegible]	[illegible]	[illegible]

[redacted]

10.5 Southern Cross' interest in Southern Star securities and voting power in Southern Star

As at the date of this Bidder's Statement and as at the date immediately before the first Offer is sent, Southern Cross does not have a Relevant Interest in any Southern Star securities and does not have any voting power in Southern Star.

10.6 Interests of Southern Cross directors in Southern Star securities

As at the date of this Bidder's Statement and as at the date immediately before the first Offer is sent, Mr David R Kingston, who is also a director of Southern Star, has a Relevant Interest in 200,000 Southern Star securities.

10.7 Dealings relating to Southern Star Shares

Neither Southern Cross nor any associate of Southern Cross has provided, or agreed to provide, consideration for any Southern Star Shares under a purchase or agreement during the four months before the date of this Bidder's Statement.

10.8 Benefits relating to Southern Star Shares

Except as set out below or elsewhere in this Bidder's Statement, in the four months before the date on which the Offer was sent, neither Southern Cross nor any associate of Southern Cross has given, or offered or agreed to give, to another person a benefit which was likely to induce the other person, or an associate of the other person, to:

(a) accept an Offer; or

(b) dispose of Southern Star Shares,

which benefit was not offered to all Southern Star Shareholders.

10.9 Southern Star Options

Southern Star Optionholders may elect to exercise their Options and then accept the Offer in respect of the Southern Star Shares issued to them before or during the Offer Period.

Southern Cross understands that the directors of Southern Star sent a notice to all Southern Star Optionholders informing them that any of their options which had not lapsed and had not vested or become exercisable have vested and may be exercised at any time during the period outlined in the notice. This means that the Southern Star Options which were incapable of being exercised prior to the Announcement Date under the terms of the Southern Star Option Plan are currently exercisable.

Southern Star Optionholders who exercise their Southern Star Options before the record date for the Special Dividend will receive the Special Dividend (if declared – see Section 2.1(b)).

It is a condition of the Offer that, before the end of the Offer Period, all Southern Star Options have either been exercised or cancelled. As with all of the conditions of the Offer, Southern Cross may elect at its discretion, to waive this condition. If Southern Cross does waive the condition, depending on the level of acceptances received under the Offer, Southern Cross may be entitled to compulsorily acquire the remaining Southern Star Options under Part 6A.2 of the Corporations Act.

10.10 Conversion or Redemption of Southern Cross CPS at Maturity

As discussed in clause 6 of the terms of issue of the Southern Cross CPS (as set out in Annexure A), at the maturity date (31 March 2006) Southern Cross will convert or redeem any remaining Southern Cross CPS.

The directors of Southern Cross currently propose that any redemption of the Southern Cross CPS will be conducted by way of a return of capital. Further consideration will be given to the way in which the Southern Cross CPS are redeemed closer to the maturity date. The directors of Southern Cross will procure that Southern Cross has sufficient funds to satisfy its obligations if Southern Cross elects to redeem the Southern Cross CPS.

10.11 Interests and benefits relating to the Takeover Bid

(a) **Interests**

Except as set out in this Bidder's Statement, no:

(i) director or proposed director of Southern Cross;

(ii) person named in this Bidder's Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of this Bidder's Statement; or

(iii) promoter of Southern Cross,

(together "**Interested Persons**") holds, or held at any time during the 2 years before the date of this Bidder's Statement, any interests in:

(iv) the formation or promotion of Southern Cross; or

(v) property acquired or proposed to be acquired by Southern Cross in connection with:

(A) its formation or promotion; or

(B) the offer of Southern Cross CPS under the Offer; or

(vi) the offer of Southern Cross CPS under the Offer.

Rothschild has informed Southern Cross that it has estimated that, over 2003-2004, fees of approximately $1.4 million would accrue to Rothschild, of which more than half is dependent on the success of the Offer. Mr David Kingston, a director of Southern Cross, is a Managing Director in the Investment Banking Division of Rothschild and is entitled to participate in a discretionary bonus scheme that is referable to Rothschild's financial performance. The fees that Rothschild receives as a result of the Offer will contribute to Rothschild's financial performance and to the amount available for distribution to all staff (including Mr Kingston) under the discretionary bonus scheme

(b) **Benefits**

Aside from:

(i) the fees and retiring allowances paid to Southern Cross directors, particulars of which in respect of the 2002/2003 financial year are disclosed in Southern Cross' 2003 Annual Report;

(ii) deeds providing Southern Cross directors with rights of access to certain documents of Southern Cross and requiring Southern Cross to maintain directors and officers liability insurance, and indemnities in respect of liabilities and costs incurred in their capacity as directors;

(iii) the indemnity which each officer is given by Southern Cross under its Constitution against all costs, losses, expenses and liabilities incurred by the officer in his or her capacity as an officer of Southern Cross to the extent permitted by law and which do not arise out any negligence, breach of duty or breach of trust; and

(iv) payments made or agreed to be paid by Southern Cross to Ernst & Young disclosed below,

no person has paid or agreed to pay any fees, or provided or agreed to provide any benefit, to:

(v) a director or proposed director of Southern Cross to induce them to become or to qualify as a director of Southern Cross; or

(vi) any Interested Person for services provided by that person in connection with:

(A) the formation or promotion of Southern Cross; or

(B) the offer of Southern Cross CPS under the Offer.

Ernst & Young has acted as the independent accountant for the review of forecast financial information for Southern Cross in connection with the Bidder's Statement. In that capacity Ernst & Young have produced the Independent Review of Southern Cross Broadcasting Forecast Financial Information Report which is included at Annexure B. Southern Cross estimates that it will pay approximately $70,000 (excluding GST and disbursements) to Ernst & Young.

10.12 *Date for determining holders*

For the purposes of section 633(2) of the Corporations Act, the date for determining who is entitled to receive the Offer is [ ] February 2004.

10.13 Approvals

In Southern Cross' opinion, no approvals will be required from Public Authorities for the takeover to succeed. This is relevant for the condition set out in Section 2.12(c).

10.14 Due diligence

For the purposes of confirming its assessment whether or not to proceed with the Offer, Southern Cross was given access by Southern Star pursuant to a confidentiality agreement and undertook due diligence from 30 April 2003 to 12 December 2003 in relation to certain information concerning Southern Star which has not been disclosed generally to Southern Star Shareholders. Otherwise than as contained elsewhere in this Bidder's Statement none of the information to which it was given access is of such a nature and which, if the information were generally available, a reasonable person would expect to have a material effect on the price or value of Southern Star Shares.

The fact, however, that Southern Cross' decision to make the Offer was confirmed by its review of the information to which it had access may itself be regarded as information material to a decision whether or not to accept an Offer.

10.15 Cash levels of Southern Star

In the course of the due diligence conducted by Southern Cross on Southern Star, Southern Star provided Southern Cross with the projected cash position of Southern Star as at 31 March 2004. The projections (which are based on a number of assumptions (including in respect of exchange rates), are subject to a number of uncertainties and unexpected events beyond the control of Southern Star and its directors, were prepared merely as a management tool and have not been approved or adopted by the directors of Southern Star) estimate that Southern Star will have in excess of $40 million in cash and bank bills at 31 March 2004.

10.16 Syndicated Facility

The Facility Agreement requires the Borrower to obtain agreement from the Agent (acting on the instructions of the majority Financiers) for acquisitions of businesses or assets by the Southern Cross Group that exceed $50 million in aggregate value. Approval for the acquisition of Southern Star has been granted by the Agent (acting on the instructions of all Financiers).

Pursuant to the provisions of the Facility Agreement, the Borrower must also ensure that persons who have granted security to the Debenture Trustee at all times own at least 85% of the total assets and derive at least 85% of the earnings before interest, tax, depreciation, amortisation, non-cash significant items and non-cash expenses or write-offs of the Southern Cross Group.

To satisfy these provisions, upon Southern Star becoming a subsidiary of Southern Cross, the Borrower would be required to ensure that within 14 Business Days, Southern Star and sufficient subsidiaries of Southern Star to satisfy the 85% of assets and earnings tests:

- grant the Debenture Trustee a first ranking fixed and floating charge over all their assets and undertakings in form and substance the same as the fixed and floating charges, guarantee and indemnity and other security held by the Debenture

Trustee at the date of this Bidder's Statement for obligations of the Borrower under the Facility Agreement.

- accede, as guarantors, to the Guarantee and Indemnity; and
- accede, as Security Providers, to the Debenture Trust Deed.

Unless Southern Star becomes a wholly owned subsidiary of Southern Cross, the Borrower might not be able to satisfy this requirement.

The Agent has advised that the Financiers do not intend to require Southern Star and its subsidiaries to give security to the Debenture Trustee unless Southern Cross acquires a Relevant Interest in at least 100% of Southern Star Shares. The Financiers will, however, require Southern Star and its subsidiaries to give security to the Debenture Trustee if they become wholly owned subsidiaries of Southern Cross.

In light of the comments regarding the treatment of the Southern Cross CPS in Section 5.1(b)(i) and to clarify the calculation of the financial ratios which form the financial covenants contained in the Facility Agreement, agreement has been obtained from the Agent (acting on the instructions of all Financiers) that:

- the Southern Cross CPS to be issued in respect of the acquisition of Southern Star will be treated as wholly equity and not debt; and
- all relevant financial ratios for the purposes of the Facility Agreement will be calculated on the basis that the Southern Cross CPS are wholly equity with dividends paid on them not to be considered as interest paid.

10.17 Public announcements relating to the Takeover Bid

On 15 December 2003, Southern Cross and Southern Star made public announcements in relation to the Takeover Bid to the ASX. Copies of such announcements may be obtained without payment by contacting the offer enquiry line on 1300 553 550 (or 612 8280 7033 for international callers).

10.18 ASX disclosures

Southern Star's announcements to the ASX since 31 March 2003 (the end of Southern Star's financial year) (except in relation to the Offer) are:

Date	Description
03/02/2004	Appendix 3B - Conversion of Employee Options
16/01/2004	Appendix 3B - Employee Option Plan
12/01/2004	Change of Director's Interest Notice
09/01/2004	Appendix 3B - Conversion of Employee Options
05/01/2004	Appendix 3B - Conversion of Employee Options
19/12/2003	Appendix 3B - Conversion of employee options
[illegible]	Becoming a substantial holder from Acorn Capital Limited
10/12/2003	Cancellation of Options
09/12/2003	Becoming a substantial holder from AMP

Date	Description
08/12/2003	Ceasing to be a Substantial Holder
01/12/2003	Merger of Oxford Screening Club [illegible]
27/11/2003	Letter to Shareholders [illegible] Results
25/11/2003	Half Year Report [illegible]
14/11/2003	Appendix 3B - Conversion of Employee Options
03/11/2003	Southern Star Endemol Joint Venture [illegible]
30/10/2003	Cancellation of Options
30/10/2003	Appendix 3B - Conversion of Employee Options
23/10/2003	Expansion [illegible] Structure
20/10/2003	Southern Star and Endemol Joint Venture & [illegible]
20/10/2003	Media Release - Extends [illegible] with [illegible]
09/10/2003	Appendix 3B - Conversion of Employee Options
02/10/2003	Appendix 3B - Conversion of Employee Options
25/09/2003	Appendix 3B - Conversion of Employee Options
19/09/2003	Appendix 3B - Conversion of Employee Options
15/09/2003	Southern Star Options [illegible]
27/08/2003	Results of AGM
27/08/2003	Chairman's AGM Address to Shareholders
26/08/2003	Southern Star & [illegible]
26/08/2003	Notice of Annual General Meeting
25/08/2003	Appendix 3B - Employee Option Plan
21/08/2003	Open Briefing Southern Star Chairman on Outlook & Strategy
08/08/2003	Cancellation of Options
01/08/2003	Secret Life Returns for Series Four
25/07/2003	Big Brother Series Four
22/07/2003	Annual Report - Top 20
09/07/2003	Appendix 3B - Conversion of Employee Options
07/07/2003	Appointed as Nine Network's Exclusive International Distributor
26/06/2003	Full Year Financial Report 2003
19/06/2003	Appendix 3B - Conversion of Employee Options
12/06/2003	Strong Result [illegible]
12/06/2003	Preliminary Final Report
03/06/2003	New Children's Drama Costing $9M
16/04/2003	Cancellation of Options

Copies of such announcements may be obtained without payment by contacting the offer enquiry line on 1300 553 550 (or 612 8280 7033 for international callers). Southern Cross' announcements to the ASX since 30 June 2003 are detailed in Section 3.7.

10.19 Expiry date

No Southern Cross CPS will be issued on the basis of the Offer contained in this Bidder's Statement after the expiry of 13 months after the date of the Offer.

10.20 Consent to joint booklet and early dispatch of Bidder's Statement

The Corporations Act provides that there must be a minimum of 14 days between the date a bidder's statement is sent to the target and the date the bidder's statement is sent to shareholders, unless the directors of the target agree that it may be sent earlier. The directors of Southern Star have agreed that the Bidder's Statement may be sent to Southern Star Shareholders on any date following the date on which it is lodged with ASIC and sent to Southern Star. The directors of Southern Star have also agreed to the Bidder's Statement and the Target's Statement being sent to Southern Star Shareholders in a joint booklet, should the Target's Statement be available to be concurrently typeset and printed.

10.21 Other material information

There is no other information which:

(a) is material to the making of a decision by a Southern Star Shareholder whether or not to accept an Offer;

(b) is known to Southern Cross;

(c) has not previously been disclosed to Southern Star Shareholders; and

(d) does not relate to the value of Southern Cross CPS,

other than as disclosed in this Bidder's Statement.

11 CONSENTS

This Bidder's Statement contains statements made by, or statements based on statements made by Southern Star, Rothschild, Ernst & Young and the Agent.

Southern Star, Rothschild and the Agent have consented to the inclusion of:

(a) each statement it has made; and

(b) each statement which is based on a statement it has made,

in the form and context in which the statements appear.

Ernst & Young :

(a) has not made any statement in this Bidder's Statement, or any statement on which a statement made in this Bidder's Statement is based, other than as specified in paragraph (c) below;

(b) to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any statements or omissions from this Bidder's Statement, other than the reference to its name and/or a report included in the Bidder's Statement with its consent;

(c) has given, and has not, before the lodgement of this Bidder's Statement with ASIC, withdrawn its written consent to the inclusion of a report in the form and context in which it appears in the Bidder's Statement.

12 INTERPRETATION

12.1 Definitions

In this Bidder's Statement, unless the context otherwise requires:

"**ABA**" means Australian Broadcasting Authority.

"**ACCC**" means the Australian Competition and Consumer Commission.

"**Acceptance Form**" means the acceptance form enclosed with, and forming part of, the Offer.

"**Agent**" means ANZ in its capacity as agent for the Financiers under the Facility Agreement and the Debenture Trust Deed.

"**Announcement Date**" means 15 December 2003, being the date on which Southern Cross announced details of the Takeover Bid to the ASX.

"**ANZ**" means Australia and New Zealand Banking Group Limited ABN 51 005 357 522.

"**Approval**" means a licence, authority, authorisation, consent, permission, approval, clearance, grant, confirmation, order, exemption, waiver or ruling.

"**ASIC**" means the Australian Securities and Investments Commission.

"**ASX**" means Australian Stock Exchange Limited.

"**Bidder's Statement**" means this bidder's statement.

"**Borrower**" means Southern Cross Treasury Pty Limited ABN 57 006 243 474.

"**Broadcasting Services Act**" means the Broadcasting Services Act 1992 (Cth).

"**Broker**" means a member organisation admitted to participate in CHESS under Rule 2.1.1 or a department or subsidiary of the ASX admitted to participate in CHESS under Rule 2.5.1(c) of the SCH Business Rules.

"**Business Day**" means a day on which banks are open for business in Melbourne other than a Saturday, a Sunday or a public holiday.

"**CGT**" means capital gains tax.

"**CHESS**" means the Clearing House Electronic Subregister System administered by the securities clearing house.

"**CHESS Holding**" means a holding of Southern Star Shares on the CHESS subregister of Southern Star.

"**Controlling Participant**" means in relation to a CHESS Holding, the participant that has the capacity in CHESS to transfer Southern Star Shares from the share register.

"**Corporations Act**" means the Corporations Act 2001 (Cth).

"**Debenture Trust Deed**" means the debenture trust deed dated 28 March 2003 and amended on 24 June 2003 between the Debenture Trustee, the Agent, the Financiers, the Borrower and the security providers named in that deed.

"**Debenture Trustee**" means ANZ Fiduciary Services Pty Limited ABN 91 100 709 493 as Debenture Trustee under the Facility Agreement and the Debenture Trust Deed.

"**Digital Television Conversion Act**" means the Television Broadcasting Services (Digital Conversion) Act 1998.

"**EBIT**" means earnings before interest and tax.

"**EBITDA**" means earnings before interest, tax, depreciation and amortisation.

"**Facility Agreement**" means the Debenture Subscription Facility Agreement dated 28 March 2003 made between the Borrower, the Financiers, ANZ as "Arranger", "Agent" and "Working Capital Overdraft Financier" and the Debenture Trustee.

"**Financiers**" means ANZ, National Australia Bank Limited ABN 12 004 044 937 and Commonwealth Bank of Australia ABN 48 123 123 124.

"**GST**" has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999.

"**Guarantee and Indemnity**" means the deed of guarantee and indemnity dated 28 March 2003 between the Debenture Trustee, the Borrower and each other member of the Southern Cross Group named in that deed as a guarantor.

"**Issuer Sponsored Holding**" means a holding of Southern Star Shares on Southern Star's issuer sponsored subregister.

"**Licence**" means a broadcasting or other licence which is subject to the regulation of the Australian Broadcasting Authority (or any replacement, complementary or similar regulatory authority).

"**Listing Rules**" means the listing rules of the ASX.

"**Merged Group**" means the combined Southern Cross Group and Southern Star Group.

"**ntl Telecommunications**" means ntl Telecommunications Pty Ltd ABN 66 093 095 419.

"**Non Broker Participant**" means an entity admitted to participate in CHESS under SCH Business Rule 2.3.1, 2.3.2 or 2.4.1 or a department of a subsidiary of the ASX admitted to participate in CHESS under SCH Business Rule 2.5.1(d).

"**Offer**" means the offer contained in this Bidder's Statement and "**Offers**" means the like offers dispatched or to be dispatched to other holders of Southern Star Shares (or persons entitled to receive such offers under the Takeover Bid).

"**Offer Period**" means the period during which the Offer remains open for acceptance in accordance with Section 2.

"**Prescribed Occurrence**" means any of the following events:

(a) Southern Star converts all or any of its shares into a larger or smaller number of shares;

(b) Southern Star or a subsidiary of Southern Star resolves to reduce its share capital in any way;

(c) Southern Star or a subsidiary of Southern Star:

(i) enters into a buy-back agreement;

(ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Act;

(d) Southern Star or a subsidiary of Southern Star issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option;

(e) Southern Star or a subsidiary of Southern Star issues, or agrees to issue, convertible notes;

(f) Southern Star or a subsidiary of Southern Star disposes of the whole, or a substantial part, of its business or property;

(g) Southern Star or a subsidiary of Southern Star charges, or agrees to charge, the whole, or a substantial part, of its business or property;

(h) Southern Star or a subsidiary of Southern Star resolves to be wound up;

(i) a liquidator or provision liquidator of Southern Star or any subsidiary of Southern Star is appointed;

(j) a court makes an order for the winding up of Southern Star or of any subsidiary of Southern Star;

(k) an administrator of Southern Star, or of any subsidiary of Southern Star, is appointed under section 436A, 436B or 436C of the Corporations Act;

(l) Southern Star or any subsidiary of Southern Star executes a deed of company arrangement; or

(m) a receiver, or receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Southern Star or of any subsidiary of Southern Star.

"**Public Authority**" means any government or any governmental, semi-governmental administrative, statutory or judicial entity, authority or agency, whether in Australia or elsewhere, including the ACCC and any self-regulatory organisation established under statute or any stock exchange, but excluding:

(a) ASIC;

(b) the Takeovers Panel;

(c) any person mentioned in section 657G(2) of the Corporations Act who applies to the Court for an order under section 657G(1);

(d) any person mentioned in section 659B(1) who commences court proceedings in relation to a takeover bid or a proposed takeover bid; and

(e) a court or Court that makes an order in response to an application under section 657G(1) or proceedings commenced pursuant to section 659B(1).

(all terms used in this definition, unless otherwise defined in this Bidder's Statement, have the meaning conferred on them by the Corporations Act).

"**Related Body Corporate**" has the meaning given to that term in the Corporations Act.

"**Relevant Interest**" has the meaning given to that term in the Corporations Act.

"**Restricted Foreign Shareholder**" has the meaning given to that term in Section 2.11(a).

"**Rights**" means all accretions and rights attaching to or arising from Southern Star Shares on or after the Announcement Date (including all rights to receive dividends, bonuses or other shares of its profits and assets as well as all rights to receive or subscribe for shares, stock units, or notes or options and all other distributions or entitlements, declared, paid or issued by Southern Star), except in circumstances where the minimum acceptance condition in Section 2.12(a) has been satisfied or waived, for the Special Dividend.

"**Rothschild**" means N M Rothschild and Sons (Australia) Limited.

"**SCH**" means the securities clearing house which administers the CHESS system in Australia.

"**SCH Business Rules**" means the business rules of ASX Settlement and Transfer Corporation Pty Ltd.

"**Security Provider**" means a security provider named in the Debenture Trust Deed.

"**Southern Cross**" means Southern Cross Broadcasting (Australia) Limited ABN 86 006 186 974.

"**Southern Cross CPS**" means a convertible preference share or convertible preference shares (as applicable) in the capital of the Company issued on the terms set out in **Annexure A**.

"**Southern Cross CPS Holder** " means a holder of Southern Cross CPS.

"**Southern Cross Group**" means Southern Cross and its Related Bodies Corporate.

"**Southern Cross Members**" means persons entered in the register of members of Southern Cross as a member and includes Southern Cross CPS Holders and Southern Cross Ordinary Shareholders.

"**Southern Cross Ordinary Shareholder**" means a holder of Southern Cross Ordinary Shares.

"**Southern Cross Ordinary Shares**" means fully paid ordinary shares in the capital of

Southern Cross.

"**Southern Cross Securities**" means shares, units of shares, rights to shares, options to acquire shares, instalment receipts and other securities with rights of conversion to equity in the capital of Southern Cross (but, for the purposes of Section 8, only means Southern Cross CPS and Southern Cross Ordinary Shares).

"**Southern Star Group**" means Southern Star and its Related Bodies Corporate.

"**Southern Star Optionholders**" means a holder of Southern Star Options.

"**Southern Star Options**" means unquoted options to subscribe for Southern Star Shares.

"**Southern Star Shareholder**" means a holder of Southern Star Shares.

"**Southern Star Shares**" means fully paid ordinary shares in the capital of Southern Star and all Rights attaching to them.

"**Special Dividend**" means the special dividend, to be declared and paid not before 1 April 2004, of $10 million in total payable to Southern Star Shareholders at the record date for the dividend, which the directors of Southern Star have announced that they intend to declare upon the close of the Offer (subject to all conditions being satisfied or waived) and which will be paid to all Southern Star Shareholders who accept the Offer or remain on the register on the record date for that dividend (it being proposed, subject to the requirements of the Listing Rules, that the record date for the dividend will be as soon practicable after the dividend is declared and that the dividend will be paid as soon as practicable after the record date).

"**Takeover Bid**" means the off-market bid in accordance with Part 6.5 of the Corporations

"**Your Southern Star Shares**" means the Southern Star Shares in respect of which you are registered or entitled to be registered as holder at 7pm (Melbourne time) on [ ] February 2004.

12.2 Construction

In this Bidder's Statement, unless expressed to the contrary:

(a) words importing:

(i) the singular include the plural and vice versa; and

(ii) any gender include the other gender;

(b) if a word or phrase is defined, cognate words and phrases have corresponding definitions;

(c) if a word or phrase is defined in the Corporations Act, it bears the same meaning; and

(d) a reference to:

(i) a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;

(ii) a person includes the legal personal representatives, successors and assigns of that person;

(iii) a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(iv) a right includes a benefit, remedy, discretion, authority or power;

(v) "$", "AUD" or "dollars" is a reference to the lawful currency of Australia;

(vi) a clause, section or paragraph is to a clause, section or paragraph in this Bidder's Statement.

12.3 Headings

Headings are for ease of reference only and do not affect the interpretation of this Bidder's Statement.

13 APPROVAL

This Bidder's Statement was approved by a resolution passed by all of the directors of Southern Cross.

DATED **5 February 2004**

Signed for and on behalf of Southern Cross Broadcasting (Australia) Limited by Mr John Christian Dahlsen, being a director of Southern Cross Broadcasting (Australia) Limited who is authorised to sign this Bidder's Statement on behalf of Southern Cross Broadcasting (Australia) Limited pursuant to a unanimous resolution passed by the directors on 5 February 2004.

....

John Christian Dahlsen
Chairman

ANNEXURE A

SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED
ABN 86 006 186 974

TERMS OF CONVERTIBLE PREFERENCE SHARES

1 DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this document:

"**Announcement Date**" means 15 December 2003, being the date of announcement of the Takeover Bid.

"**ASX**" means Australian Stock Exchange Limited.

"**Bidder's Statement**" means the Bidder's Statement in respect of the Offer.

"**Business Day**" means Monday to Friday inclusive except any day that ASX declares is not a business day.

"**Company**" means Southern Cross Broadcasting (Australia) Limited ABN 86 006 186 974.

"**Constitution**" means the constitution of the Company, as amended from time to time.

"**Conversion**" means the conversion of the Preference Shares into Ordinary Shares in accordance with these Terms and "**Convert**" has a corresponding meaning.

"**Conversion Date**" means:

(a) in respect of Conversion under clause 5, the last Business Day of every calendar month wholly contained in the period from (and including) 1 July 2004 until the Maturity Date;

(b) in respect of Conversion under clause 6, the Maturity Date; and

(c) in respect of Conversion under clause 7, the Trigger Event Conversion Date.

"**Conversion Election Notice**" means a notice given by a Holder to the Company under clause 5(a).

"**Conversion Ratio**" means:

(a) in respect of Conversion on any Conversion Date other than the Maturity Date or a Trigger Event Conversion Date, the Minimum Conversion Ratio;

(b) in respect of Conversion on the Maturity Date or a Trigger Event Conversion Date, the ratio equal to $12.50 divided by the Market Price on (as applicable) the Maturity Date or the Trigger Event Conversion Date, provided that the ratio cannot be less than the Minimum Conversion Ratio.

"**Corporations Act**" means the Corporations Act 2001 (Cth) as amended, consolidated or replaced.

"**Demerger Provisions**" means the provisions of Division 125 of the Tax Act.

"**Directors**" means directors of the Company from time to time.

"**Holder**" means the registered holder of a Preference Share.

"**Holder Event Notice**" means a notice given by the Holder to the Company under clause 7(a).

"**Issue Date**" means the date on which a Preference Share is issued, as determined in accordance with clause 3.

"**Issue Price**" means the issue price of a Preference Share, being $12.50.

"**Listing Rules**" means the Listing Rules of ASX and any other rules of ASX which are applicable while the Company is admitted to the official list of ASX, each as amended or replaced from time to time, except to the extent of any express written waiver by ASX.

"**Market Price**" means 97.5% of the VWAP during the 30 trading days before (and excluding) the relevant Conversion Date.

"**Maturity Date**" means 31 March 2006.

"**Minimum Conversion Ratio**" means one, as varied in accordance with clause 12.

"**Offer**" means an offer under the Takeover Bid.

"**Offer Period**" means the period during which the Offer remains open for acceptance in accordance with the Bidder's Statement.

"**Ordinary Share**" means a fully paid ordinary share in the capital of the Company.

"**Preference Share**" means a convertible preference share in the capital of the Company issued on the terms set out in these Terms.

"**Redemption**" means redemption of a Preference Share in accordance with clause 6 and "**Redeem**" has a corresponding meaning.

"**Rights**" means all accretions and rights attaching to or arising from Southern Star Shares on or after the Announcement Date (including all rights to receive dividends, bonuses or other shares of its profits and assets as well as all rights to receive or subscribe for shares, stock units, or notes or options and all other distributions or entitlements, declared, paid or issued by Southern Star), except for the Special Dividend.

"**Securities**" includes shares, units of shares, rights to shares, options to acquire shares, instalment receipts and other securities with rights of conversion to equity in the capital of the Company.

"**Special Dividend**" means the special dividend of $10 million in total payable by Southern Star in accordance with the Offer to Southern Star Shareholders.

"**Southern Star**" means Southern Star Group Limited ABN 37 003 321 266.

"**Southern Star Shareholder**" means a holder of Southern Star Shares.

"**Southern Star Shares**" means fully paid ordinary shares in the capital of Southern Star and all Rights attaching to them.

"**Takeover Bid**" means the Company's takeover bid for all of the shares in Southern Star.

"**Tax Act**" means the Income Tax Assessment Act 1936 (Cth) and the Income Tax Assessment Act 1997 (Cth) (as applicable).

"**Terms**" means these terms and conditions of issue of the Preference Shares.

"**Trigger Event**" has the meaning given in clause 7(c).

"**Trigger Event Conversion Date**" means the date on which Preference Shares are Converted following a Trigger Event pursuant to clause 7(b), being the 25th Business Day after the first publication by or on behalf of the Company of the Trigger Event notice under clause 7(d).

"**VWAP**" means the daily volume weighted average sales price of Ordinary Shares on the ASX during the period specified in these Terms, excluding any transaction defined in the Business Rules as "special", crossings prior to the commencement of normal trading, crossings during the after hours adjust phase and any overseas trades or exchange traded option exercises, subject to the following adjustments:

(a) if the Company received a Conversion Election Notice or Holder Event Notice following a suspension of trading of the Ordinary Shares, the VWAP will instead be calculated during the 30 Business Days preceding the day when the Ordinary Shares were suspended;

(b) subject to paragraph (a), if the Ordinary Shares were suspended during any part of the 30 Business Day period over which VWAP is calculated, any day on which the Ordinary Shares were suspended (for all or part of that day) will be excluded in counting the 30 preceding Business Days;

(c) where, on some or all of the Business Days in the relevant period, Ordinary Shares have been quoted on ASX as cum dividend or cum any other distribution or entitlement, and the Preference Shares will Convert into Ordinary Shares on or after the date those Ordinary Shares no longer carry that entitlement ("**Ex Date**"), then the VWAP on the Business Days on which those shares have been quoted cum dividend or cum entitlement shall be reduced by an amount ("**Cum value**") equal to:

  (i) in case of a dividend or other distribution, the amount of that dividend or distribution including, if the dividend is franked, the amount that would be included in the assessable income of a recipient of the dividend or distribution who is a natural person under the Tax Act;

  (ii) in the case of an entitlement which is traded on ASX on any of those Business Days, the volume weighted average price of all such entitlements sold on ASX during the relevant period on the Business Days on which those entitlements were traded; or

(iii) in the case of an entitlement not traded on ASX during the relevant period, the value of the entitlement as reasonably determined by the Directors; and

(d) where, on some or all of the Business Days in the relevant period, Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement, and the Preference Shares will Convert into Ordinary Shares which would be entitled to receive the relevant dividend, distribution or entitlement, the VWAP on the Business Days on which those Ordinary Shares have been quoted ex dividend, ex distribution or ex entitlement shall be increased by the Cum Value.

1.2 Interpretation

(a) A reference to a clause is a reference to a clause of these Terms.

(b) Unless the context otherwise requires, words defined in the Company's constitution have the same meaning in these Terms.

(c) If the date on or by which any act must be done under these Terms is not a Business Day, the act must be done on or by the next Business Day.

(d) If a calculation is required under these Terms, unless the contrary intention is expressed, the calculation will be performed to 4 decimal places.

2 ISSUE PRICE

The Preference Shares will be issued at an issue price of $12.50 per share.

3 ISSUE DATE

The Preference Shares will be issued to each Southern Star Shareholder who validly accepts the Offer on a date determined by the directors of the Company on or before the earlier of:

(a) the twenty-first day after the end of the Offer Period; or

(b) one month after the later of the date the Offer is validly accepted by the Southern Star Shareholder under the Bidder's Statement and the date the contract resulting from the acceptance of the Offer by the Southern Star Shareholder becomes unconditional,

subject to all of the conditions of the Offer being satisfied or waived, provided however that Preference Shares may also be issued subsequent to those dates to Southern Star Shareholders or a trustee or nominee for Shareholders in connection with the acquisition of Southern Star Shares by the Company.

4 DIVIDENDS AND OTHER DISTRIBUTIONS OF PROFIT

(a) Each Preference Share confers on the Holder the same entitlements in respect of dividends and other distributions of profits as Ordinary Shareholders provided that the Holder will have no right to any interim dividend payable by the Company during the 2004 financial year. The dividend per Preference Share will be an amount equal to the corresponding dividend per Ordinary Share. Dividends on Preference Shares will be respectively declared and paid by the Company on the same day on which any dividend on Ordinary Shares is respectively declared and paid by the Company, and such dividend will be franked to the same extent (in percentage terms) as the corresponding Ordinary Share dividend.

(b) Dividends on the Preference Shares are non-cumulative.

(c) A Preference Share does not confer on its Holder any right to participate in the profits or property of the Company except as set out in these Terms.

(d) A Preference Share will confer on its Holder the right to participate in the dividend reinvestment plan of the Company.

(e) If, after the Issue Date, the Minimum Conversion Ratio has been adjusted in accordance with clause 12 so that it is not equal to one, that dividend will be an amount per Preference Share equal to the relevant dividend per Ordinary Share multiplied by the Minimum Conversion Ratio.

(f) Until Conversion or Redemption, the Preference Shares rank in priority to Ordinary Shares for the payment of dividends.

(g) If a dividend on Preference Shares or any other shares in the Company which rank equally with Preference Shares as to dividends has been determined by the Directors to be paid but has not been paid, or is not able to be paid, in full, any such dividend must be paid pro rata to those entitled to such dividend.

(h) The record date in respect of any interim dividend declared by the Company during the 2006 financial year will be before (and excluding) the Maturity Date so that Holders obtain the benefit of an equivalent dividend on their Preference Shares in addition to the benefit of Conversion or Redemption of their Preference Shares on the Maturity Date.

5 CONVERSION OF PREFERENCE SHARES

(a) Not less than 10 Business Days before a Conversion Date, a Holder may, by delivering a completed Conversion Election Notice to the Company, elect that some or all of the Holders' Preference Shares be Converted on the forthcoming Conversion Date provided however that if a Holder holds less than 1,000 Preference Shares, any such election must be for all (and not some) of the Holder's Preference Shares and an Election Notice received from any such Holder shall be deemed to be an election to convert all of that Holder's Preference Shares. A Holder's election under this clause 5(a) is irrevocable.

(b) Following receipt of a Conversion Election Notice in accordance with clause 5(a) and subject to the Corporations Act and the Listing Rules, the Company must, on the next Conversion Date, convert that number of Preference Shares held by the Holder and specified or deemed to be specified in the Notice into the number of Ordinary Shares equal to the number of Preference Shares multiplied by the Conversion Ratio as at that Conversion Date. A Holder's entitlement to Ordinary Shares under this clause 5 will be rounded down to the nearest whole number (for the avoidance of doubt, such rounding will only occur after multiplication of the aggregate number of Preference Shares held by the Holder by the Conversion Ratio).

6 CONVERSION OR REDEMPTION AT MATURITY

(a) On the Maturity Date all and any remaining Preference Shares that have not been the subject of a Conversion Election Notice or a Holder Event Notice will either be:

(i) Converted into that number of Ordinary Shares equal to the number of Preference Shares multiplied by the Conversion Ratio as at the Maturity Date; or

(ii) Redeemed by way of repayment of the Issue Price by cheque or bank transfer,

at the election of the Company.

(b) At least 10 Business Days before the Maturity Date, the Company will give written notice ("Notice of Redemption or Conversion") to the remaining Holders that the Company will on the Maturity Date Redeem or Convert the remaining Preference Shares that have not, before the Maturity Date, been the subject of a Conversion Election Notice or a Holder Event Notice.

(c) If the Company elects to Convert the remaining Preference Shares on the Maturity Date, the Conversion formula in clause 5(b) will apply and a Holder's entitlement to Ordinary Shares under the Conversion will be rounded down to the nearest whole number (for the avoidance of doubt, such rounding will only occur after multiplication of the aggregate number of Preference Shares held by the Holder by the Conversion Ratio).

(d) If the Company elects to Redeem the remaining Preference Shares on the Maturity Date:

(i) the Redemption will be effected on the Maturity Date by the Company paying to the Holder the Issue Price for each Preference Share held by it, and any dividend which has been declared but has not been paid;

(ii) the Company may in the Notice of Redemption as a condition of paying the money payable on redemption require delivery to it on or before the Maturity Date of any certificate issued in respect of the Preference Share or satisfactory evidence regarding the loss of any such certificate; and

(iii) should any Holder fail to deliver any certificate with respect to the Preference Share or satisfactory evidence regarding the loss of such certificate on or before the Maturity Date, the Company may pay the amount payable on the Redemption of the Preference Share to a separate account entitled "Preference Share Redemption Account", whereupon the Preference Share will be Redeemed and such amount will be held by the Company on trust for the Holder pending receipt of such certificate or such evidence.

7 CONVERSION ON TRIGGER EVENT

(a) If a Trigger Event occurs, a Holder may give a Holder Event Notice to the Company in respect of some or all of their Preference Shares at any time after the Trigger Event occurs but no later than 20 Business Days after the first publication by or on behalf of the Company of a Trigger Event notice under clause 7(d) electing to Convert the Preference Shares the subject of the Holder Event Notice (provided that if a Holder holds less than 1,000 Preference Shares, any election must be for all (and not some) of the Holder's Preference Shares).

(b) If the Holder gives the Company a Holder Event Notice, the Company will Convert the relevant Preference Shares on the 25th Business Day after the first publication by or on behalf of the Company of the Trigger Event notice under clause 7(d), the Conversion formula in clause 5(b) will apply and a Holder's entitlement to Ordinary Shares under the Conversion will be rounded down to the nearest whole number (for the avoidance of doubt, such rounding will only apply after multiplication of the aggregate number of Preference Shares held by the Holder by the Conversion Ratio).

(c) A Trigger Event means the occurrence of any of the following events:

(i) the Directors determine that a dividend is payable on Preference Shares and that dividend is not fully discharged within 20 Business Days after the relevant dividend payment date;

(ii) the Company resolves in general meeting to be wound up;

(iii) a provisional liquidator is appointed to the Company;

(iv) a court makes an order to wind-up the Company (other than to effect a solvent reconstruction);

(v) an administrator of the Company is appointed under the Corporations Act;

(vi) the Company executes a deed of company arrangement;

(vii) a takeover bid is made to acquire all or some of the Ordinary Shares and the offer is, or becomes, unconditional and:

(A) the bidder has at any time during the offer period, a relevant interest in more than 50% of the Ordinary Shares on issue; or

(B) the Directors recommend that holders of Ordinary Shares accept the offer (whether or not in the absence of a superior offer);

(viii) a court approves a scheme of arrangement which, when implemented, will result in a person other than the Company having a relevant interest in more than 50% of the Ordinary Shares;

(ix) the Ordinary Shares or the Preference Shares are suspended from trading on ASX for more than 20 consecutive Business Days; or

(x) the Company enters into an agreement to sell all or substantially all of its business undertaking or assets (other than to effect a solvent reconstruction or where, after the sale, the Company will retain a beneficial or economic interest in at least 50% of the business undertaking or assets sold).

(d) The Company must notify Holders of the occurrence of a Trigger Event, as soon as practicable after becoming aware of the applicable event, by publishing a notice in a newspaper which is generally available in each Australian state and territory which specifies the Trigger Event.

8 TERMS OF CONVERSION AND CONVERSION PROCEDURE

(a) A Preference Share confers all of the rights attaching to one fully paid Ordinary Share but these rights do not take effect until they are Converted under clauses 5, 6 or 7. Until such time, Preference Shares have the rights set out in these Terms. When a Preference Share is Converted:

(i) all other rights or restrictions conferred on that Preference Share under these Terms will no longer have effect (except for rights relating to a Dividend which has been declared but has not been paid on or before the date of Conversion and the obligation of the Company under clause 8(b) which will subsist); and

(ii) that Preference Share will rank equally with all other fully paid Ordinary Shares then on issue and the Company will issue a statement that the holder of those shares holds a share so ranking.

(b) Conversion does not constitute cancellation, redemption or termination of a Preference Share or an issue, allotment or creation of a new share (other than any additional Ordinary Shares issued under clause 8(d)).

(c) On Conversion of a Holder's Preference Shares under clauses 5, 6 or 7:

(i) each such Preference Share will Convert into one fully paid Ordinary Share on the relevant Conversion Date; and

(ii) the rights under clause 8(a) will take effect and the Holder will be entitled to be issued an additional number of Ordinary Shares equal to the difference between the number of Ordinary Shares to which the Holder's Preference Shares Convert in accordance with clause 5(b), clause 6(c) or clause 7(b) and the number of the Holder's Preference Shares which are subject to the Conversion.

(d) Each Ordinary Share issued upon Conversion of Preference Shares under clauses 5, 6 or 7 will, from the date of its issue, form part of the class of Ordinary Shares in the capital of the Company and rank pari passu with the fully paid Ordinary Shares in the capital of the Company then on issue including dividends declared on Ordinary Shares with a record date subsequent to the relevant Conversion Date.

(e) As soon as practicable after the Conversion of a Holder's Preference Shares:

(i) the Holder must, if required by the Company, surrender to the Company the certificates or statements (as applicable) representing the Preference Shares which have been converted (or other evidence of title for those Preference Shares); and

(ii) the Company will dispatch certificates or statements (as applicable) in respect of the Ordinary Shares resulting from the Conversion.

9 NO REDEMPTION AT ELECTION OF HOLDER

The Preference Shares are not redeemable at the election of the Holder.

10 OTHER DEALINGS IN PREFERENCE SHARES

Clauses 5, 6, 7 and 8 do not limit the Company's ability to redeem or otherwise deal with Preference Shares in accordance with the Constitution, the Corporations Act and the Listing Rules and do not affect the terms on which Preference Shares may be cancelled under a reduction of capital, share buy-back or other form of capital reconstruction implemented in accordance with the Constitution, the Corporations Act and the Listing Rules.

11 RIGHTS ISSUES, BONUS ISSUES AND CAPITALISATIONS OF PROFITS

Subject to the Constitution, the Corporations Act and the Listing Rules, the Preference Shares do not confer on the Holder any right to participate in any:

(a) rights issues or bonus issues of shares, options or other securities or rights of the Company; or

(b) capitalisations of profit of the Company.

12 ADJUSTMENT FOR CAPITAL RECONSTRUCTION

12.1 Paramountcy of Listing Rules

This clause 12 applies subject to the Listing Rules.

12.2 Adjustments for Bonus and Rights Issue

(a) Subject to paragraphs (b) and (c) below, if the Company makes a pro rata bonus issue or a rights issue of Ordinary Shares to holders of Ordinary Shares generally the Minimum Conversion Ratio automatically adjusts in accordance with the following formula:

$$CN = CNo \times P \times \frac{(RD + RN)}{(RD \times P) + (RN \times A)}$$

where:

CN means the Minimum Conversion Ratio applying immediately after the application of this formula;

CNo means the Minimum Conversion Ratio applying immediately before the application of this formula;

P means the VWAP during the period from the first Business Day after the announcement of the bonus or rights issue to ASX up to and including the last Business Day of trading cum rights or bonus issue;

A means the subscription or unit price per Ordinary Share for the rights issue and is zero in the case of a bonus issue;

RN means the number of Ordinary Shares issued pursuant to the rights or bonus issue; and

RD means the number of Ordinary Shares on issue immediately prior to the issue of new Ordinary Shares pursuant to the rights or bonus issue.

(b) No adjustment to the Minimum Conversion Ratio occurs if A is more than P.

(c) Paragraph (a) does not apply to Ordinary Shares issued as part of a bonus share plan, employee or executive share plan, executive option plan, share top up plan or a dividend reinvestment plan.

12.3 Adjustments for Off-Market Buy-Backs

(a) Subject to paragraph (b) below, if, after the Issue Date, the Company undertakes an off-market buy-back of Ordinary Shares (other than an employee share scheme buy-back or minimum holding buy-back (provided that the total number of shares bought back under any such employee share scheme buy-back or minimum holding buy-back in any year does not exceed 2.5% of the total capital of the Company) or other than as a result of an agreement entered into, or an announcement made, by the Company, before the Issue Date), the Minimum Conversion Ratio automatically adjusts in accordance with the following formula:

$$CN = CNo \times P \times \frac{(BD - BN)}{(BD \times P) - (BN \times A)}$$

where:

CN means the Minimum Conversion Ratio applying immediately after the application of this formula;

CNo means the Minimum Conversion Ratio applying immediately before the application of this formula;

P means the VWAP during the 30 Business Days before the announcement of the buy-back;

A means the buy-back price per Ordinary Share;

BN means the number of Ordinary Shares bought back; and

BD means the number of Ordinary Shares on issue immediately prior to the buy-back.

(b) No adjustment to the Minimum Conversion Ratio occurs if P is more than A.

12.4 Adjustments for Return of Capital

If the Company makes a return of capital to holders of Ordinary Shares (other than by way of a share buy-back) the Minimum Conversion Ratio automatically adjusts in accordance with the following formula:

$$CN = CNo \times \frac{P}{(P - C)}$$

where:

CN means the Minimum Conversion Ratio applying immediately after the application of this formula;

CNo means the Minimum Conversion Ratio applying immediately before the application of this formula;

P means the VWAP during the period from the first Business Day after the announcement of the return of capital to ASX up to and including the last Business Day of trading cum the return of capital; and

C means the extent that the amount of the cash and/or the value (as reasonably determined by the Directors) of any other property distributed to holders of Ordinary Shares per Ordinary Share on any account in the then current financial year (excluding distributions which have already been the subject of adjustment under these Terms) exceeds twice the amount of those distributions made in the previous financial year.

12.5 Adjustments for Capital Reconstruction

(a) If at any time the Ordinary Shares are reconstructed, consolidated, divided or reclassified (other than by way of a bonus issue, which is dealt with under clause 12.2) into a lesser or greater number of securities, the Preference Shares must, in accordance with the Listing Rules (as they apply to the Company), be reconstructed, consolidated, divided or reclassified by the Directors on the same basis and the Issue Price (for the purpose of calculating the dividends on Preference Shares) and the Conversion Ratio will be adjusted by the Directors as appropriate.

(b) If a "demerger" (as defined in the Demerger Provisions) happens to a "demerger group" (as defined in the Demerger Provisions) of which the Company is the head entity, subject to clause 12.6, the adjustment to take account of the effect of the "demerger" on the value of the Preference Shares, in accordance with the principles set out in clauses 12.2 to 12.5(a), is to be determined in the opinion of the Directors acting reasonably.

12.6 Discretion in Adjustment of Conversion Mechanism

Subject to clause 12.1, where:

(a) any of the provisions set out in clauses 12.2 to 12.5 or the number of additional Ordinary Shares to be issued on Conversion of Preference Shares, is not, in the opinion of the Directors acting reasonably, appropriate in any particular circumstances (including for the reason that more than one adjustment provision applies to a particular occurrence);

(b) the Company makes a distribution other than by way of dividend in the ordinary course of business in a way which does not, in the opinion of the Directors acting reasonably, result in an appropriate adjustment to the Minimum Conversion Ratio; or

(c) any other event (including a demerger as defined in the Demerger Provisions) occurs in relation to the Company that may have a diluting or concentrative effect on the value of the Ordinary Shares or otherwise affect the value of Preference Shares, and the Directors determine that any such occurrence would, in the opinion of the Directors acting reasonably, affect the relative values of Preference Shares and the Ordinary Shares,

the Directors will:

(d) make any alterations to the Issue Price, the Minimum Conversion Ratio or the discount of 2.5% as provided for in the definition of "Market Value', that the Directors acting reasonably consider appropriate or necessary to maintain that relativity; or

(e) extend an entitlement to the Holders to participate in such distribution based upon the number of Ordinary Shares to which those Holders would have been entitled if their Preference Shares had been Converted on a date nominated by the Directors and adapting the formula in clause 5(b) as the Directors acting reasonably consider appropriate to maintain the relativity.

13 RIGHTS ON WINDING UP

(a) Each Preference Share confers on its Holder the right in a winding up and on redemption to payment in priority to any other class of shares of a cash payment equal to the sum of:

   (i) the amount of any dividend accrued but unpaid on the share at the date of winding up or the date of redemption; and

   (ii) the Issue Price,

   before any return of capital is made to holders of Ordinary Shares or any other class of shares ranking behind the Preference Shares.

(b) If, upon a return of capital on a winding up, there are insufficient funds to pay in full the amounts referred to in clause 13(a) and the amounts payable in respect of any other shares in the Company ranking as to such distribution equally with the Preference Shares on a winding up, the Holders of the Preference Shares and the holders of any such other shares will share in any distribution of assets of the Company in proportion to the amounts to which they are entitled respectively.

14 NOTICE OF MEETINGS

Without prejudice to any other right, power or privilege conferred on a Holder, each Preference Share confers on its Holder the right to:

(a) receive notice of any general meeting of the Company and a copy of any report or financial statements of the Company to be considered by the meeting; and

(b) attend at any general meeting of the Company.

15 VOTING RIGHTS OF PREFERENCE SHAREHOLDERS

A Preference Share does not entitle its Holder to vote at any meeting of members of the Company except in the following circumstances:

(a) on a proposal to reduce the share capital of the Company;

(b) on a proposal that affects the rights attached to the Preference Share;

(c) on a proposal to wind up the Company;

(d) on a proposal for the disposal of the whole of the property, business and undertaking of the Company;

(e) on a resolution to approve the terms of a buy-back agreement;

(f) during a period in which a dividend or part of a dividend on the share is in arrears;

(g) during the winding up of the Company; or

(h) any other circumstances in which at any time the Listing Rules require holders to be entitled to vote.

In such circumstances, each Holder is entitled to a number of votes equal to the number of Preference Shares held by that Holder multiplied by the Minimum Conversion Ratio rounded down to the nearest whole number (for the avoidance of doubt, such rounding will only occur after multiplication of the aggregate number of Preference Shares held by the Holder by the Minimum Conversion Ratio).

16 RIGHTS, POWERS AND PRIVILEGES

(a) The Constitution as amended from time to time applies to each Holder and to the Preference Shares.

(b) Where these Terms conflict with the terms of the Constitution, these Terms prevail.

(c) If any provision of these Terms is or becomes inconsistent with the Listing Rules, these Terms are deemed not to contain that provision to the extent of the inconsistency.

17 VARIATION OF RIGHTS

(a) The rights attaching to the Preference Shares may only be varied or abrogated in accordance with these Terms and the Constitution of the Company.

(b) The issue of, or conversion of any existing Securities into, any Securities which rank in priority to the Preference Shares in any respect will be deemed to be a variation or abrogation of the rights of the Preference Shares but the issue of, or conversion of any existing Securities into, any Securities ranking equally with the Preference Shares will be deemed not to be a variation or abrogation of any of the rights of the Preference Shares if those Securities may not be redeemed until all the existing Preference Shares have been redeemed or converted.

18 LISTING OF PREFERENCE SHARES

(a) The Company will apply for official quotation of the Preference Shares on ASX.

(b) The Company will apply for official quotation on ASX of Ordinary Shares issued as a result of the Conversion of Preference Shares within 5 Business Days of the relevant Conversion Date or as otherwise required by the Listing Rules.

19 TRANSFER OF PREFERENCE SHARES

The Preference Shares are transferable in accordance with the Constitution, the Listing Rules and the Corporations Act.

20 MISCELLANEOUS

(a) The Preference Shares rank equally among themselves in all respects.

(b) A notice given under these Terms if sent by fax is deemed to be given when it is sent, and if sent by post is deemed to be given when properly addressed, pre-paid and posted, to the person to whom the notice is to be sent.

ANNEXURE B

INDEPENDENT REVIEW REPORT

ERNST & YOUNG

TRANSACTION ADVISORY SERVICES

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9650 5882
DX 293 Melbourne

5 February 2004

The Board of Directors
Southern Cross Broadcasting (Australia) Limited
70 Park Street
South Melbourne VIC 3205

Dear Directors

INDEPENDENT REVIEW OF SOUTHERN CROSS FORECAST FINANCIAL INFORMATION

1. INTRODUCTION

This report has been prepared at the request of the Directors of Southern Cross Broadcasting (Australia) Limited ("Southern Cross").

This report has been prepared for inclusion in a Bidder's Statement (hereafter referred to as "the Statement") to be dated on or about 5 February 2004 relating to the offer by Southern Cross to acquire the ordinary shares of Southern Star Group Limited shareholders.

References to defined words and other terminology used in this report have the same meaning as set out in the glossary to the Statement.

2. BACKGROUND

Further details of the Offer are set out in Section 2 of the Statement.

3. SCOPE

We have reviewed Southern Cross' Forecast Earnings for the year ending 30 June 2004 (the "Forecast Financial Information") prepared by the Directors' of Southern Cross as set out in Section 5.2 of the Statement, which has been prepared on the basis of the Directors' assumptions set out in Section 5.2.

The Directors are responsible for the preparation and presentation of the Forecast Financial Information and the information contained therein, including the assumptions on which the Forecast Financial Information is based.

Ernst & Young

The scope of our Independent Review opinion has been limited to the Southern Cross Forecast Financial Information as set out in Section 5.2. It has been outside the scope of our review to consider any other financial information contained in the Statement, including:

(a) the Southern Star Group projected earnings in Section 5.3;

(b) the pro-forma statement of financial position for the merged group in Section 5.1;

(c) the synergies outlined in Section 5.5; or

(d) the taxation considerations set out in Section 8.0.

We have performed an independent review of the Forecast Financial Information of Southern Cross in order to state whether, on the basis of the procedures described, anything has come to our attention, which causes us to believe that:

(a) The Directors' best estimate assumptions set out in Section 5.2 of the Statement, which are subject to the business risks set out in Section 7 of the Statement, do not provide a reasonable basis for the Forecast Financial Information;

(b) The Forecast Financial Information does not give effect in all material respects to their assumptions;

(c) The Forecast Financial Information is not presented on a basis consistent with the accounting policies referred to in Section 5 of the Statement and is not in accordance with the recognition and measurement requirements of applicable Accounting Standards and other mandatory professional reporting requirements in Australia so far as they relate to the preparation of forecast information. It is in the nature of forecasts that it is not feasible to present all the disclosures that would be required by applicable Accounting Standards; or

(d) The forecast itself is unreasonable.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements. Our procedures consisted of:

- inquiries as to the process used in preparing the Forecast Financial Information;
- discussions with management of Southern Cross;
- consideration of the data supporting the assumptions;
- investigation of the reasonableness of the Directors' best estimate assumptions underlying the Forecast Financial Information; and
- testing of the expression of the assumptions in the Forecast Financial Information.

These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

As the Forecast Financial Information is sensitive to the key assumptions referred to above, persons relying on the Forecast Financial Information should also give due regard to the risk section prepared by the Directors and included in Sections 7 in the Statement (as applicable). ASIC Policy Statement 170 recommends that where financial forecasts are presented, they are accompanied by appropriate sensitivity analysis for key assumptions. We note that section 5.2 of the Statement does not include a sensitivity analysis in relation to the forecasts of Southern Cross.

We disclaim any assumption of responsibility for any reliance on this report or on the Forecast Financial Information to which it relates for any purpose other than that for which it was prepared.

4. OUR REVIEW STATEMENT

Based on our review of the Southern Cross Forecast Financial Information, which is not an audit, nothing has come to our attention that would indicate that:

(a) The Directors' best estimate assumptions set out in Section 5.2 of the Statement, which are subject to the business risks set out in Section 7 of the Statement, do not provide a reasonable basis for the Forecast Financial Information;

(b) The Forecast Financial Information does not give effect in all material respects to their assumptions;

(c) The Forecast Financial Information is not presented on a basis consistent with the accounting policies referred to in Section 5 of the Statement and is not in accordance with the recognition and measurement requirements of applicable Accounting Standards and other mandatory professional reporting requirements in Australia. It is in the nature of forecasts that it is not feasible to present all the disclosures that would be required by applicable Accounting Standards; or

(d) The Forecast Financial Information itself is unreasonable.

The Southern Cross Forecast Financial Information has been prepared using the best estimate assumptions set out in Section 5.2 of the Statement.

The Forecast Financial Information reflects the Directors' judgement based on present circumstances as to both the most likely set of operating and economic conditions and the course of action Southern Cross is most likely to take. The Forecast Financial Information is based on a large number of assumptions and is subject to significant uncertainties and contingencies, many of which are outside the control of the Directors of Southern Cross.

Accordingly, actual results during the forecast period may vary materially from the Southern Cross Forecast Financial Information, as it is often the case that some events and circumstances do not occur as expected, or are not anticipated. We do not express an opinion as to whether the actual results will approximate those forecasts because assumptions regarding future events, by their nature, are not capable of independent substantiation.

5. SUBSEQUENT EVENTS

Apart from the matters dealt with in this Report, and having regard to the scope of our Report, to the best of our knowledge and belief no material transactions or events outside of the ordinary business of Southern Cross have come to our attention that would require comment on, or adjustment to, the Southern Cross Forecast Financial Information referred to in our Report or that would cause such information to be misleading or deceptive.

6. DISCLOSURE

Ernst & Young Transaction Advisory Services Limited and Ernst & Young do not have any pecuniary interests that could reasonably be regarded as being capable of affecting their ability to give an unbiased opinion in this matter. Ernst & Young Transaction Advisory Services Limited will receive a professional fee for the preparation of this report.

Ernst & Young

Ernst & Young is the auditor and provides various taxation and accounting services to Southern Cross.

The nature of this report is such that it can be given only by an entity, which holds a dealer's licence. Ernst & Young Transaction Advisory Services Limited holds the appropriate dealer's licence under the Corporations Act 2001.

The Directors of Southern Cross have agreed to indemnify and hold harmless Ernst & Young Transaction Advisory Services Limited and its employees from any claims arising out of misstatement or omission in any material or information supplied by the Directors of Southern Cross for the purpose of this report.

Consent to the inclusion of the *Independent Review of Southern Cross Forecast Financial Information Report* in the Statement, in the form and context in which it appears, has been given. At the date of this report, this consent has not been withdrawn.

Yours faithfully
Ernst & Young Transaction Advisory Services Limited

Roger Walsh
Director and Authorised Representative

John Hope
Director and Authorised Representative

M/1120703/2

SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED

ABN 86 006 186 974

ACCEPTANCE FORM

SOUTHERN CROSS BROADCASTING

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

Holder Identification Number:	*[XXXXXXXXXXXX]*
Subregister:	**CHESS**
Holding as at xx February 2004	*[XXX,XXX]*
Consideration:	*[XXX,XXX]*

If your holding has changed between record date and time of acceptance, then the number for holding and entitlement will change.

If your address is incorrect, please amend and initial the amendment.

OFFER BY SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN SOUTHERN STAR GROUP LIMITED (ABN 37 003 321 298)

Use this Acceptance Form to accept Southern Cross Broadcasting (Australia) Limited's Offer for the shares in Southern Star Group Limited ("Southern Star"). By accepting this Offer, you are accepting for all of the Southern Star Shares described above. If you need help in completing this form, please contact the offer enquiry line on 1300 553 550 (international callers, dial +61 2 8280 7033).

You should read the Bidder's Statement which accompanies this form. To accept the Offer contained in that document, complete this form.

You cannot accept the Offer for only part of your holding.

Your Southern Star Shares are held on the CHESS subregister (shown above). Please follow the instructions below.

(Please enter your business hours telephone number and the name of the person we may contact about your acceptance ( ))

Broker/Controlling Participant's details for CHESS holders only

To accept the Offer you can either:

- Instruct your Broker or Controlling Participant to accept the Offer on your behalf; **or**
- If you want us to contact your Broker or Controlling Participant on your behalf to relay your instructions, write their details here and sign and return this Acceptance Form

Broker/Controlling Participant's Name:	*[Preprinted with CHESS name]*
Broker/Controlling Participant's Address:	
Broker/Controlling Participant's Telephone:	

Signature of Shareholder(s)

I/We, the person(s) named above, being the holder(s) of the fully paid ordinary shares in Southern Star shown above:

(a) accept the Offer in respect of all my/our Southern Star Shares and hereby agree to transfer to Southern Cross Broadcasting (Australia) Limited all my/our Southern Star Shares described above for the consideration specified in the Offer;

(b) agree to be bound by the terms and conditions of the Offer, including my/our representations, warranties and agreements set out in the Bidder's Statement; and

(c) authorise Southern Cross Broadcasting (Australia) Limited to instruct my/our Broker or Controlling Participant to accept the Offer on my/our behalf.

If this Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of the revocation of the power of attorney.

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	

Date

/ /

J:\Divisions\DTP\Clients\SBC\TKO SSR\SBCtkoSSR_CHESS_5.2.04.v1

PLEASE REFER OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS. YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD WHICH IS 7.00PM (MELBOURNE TIME) ON 1 APRIL 2004 (UNLESS THE OFFER IS EXTENDED).

SSR TKO002

Further Important Instructions

Words used in this Acceptance Form have the same meaning as in the Bidder's Statement.

1. Acceptance Instructions

- **Please check the front page** to ensure that your address and the number of Southern Star Shares shown as "Your Southern Star Shares" are correct. If incorrect, please write your correct details and initial the changes.
- **Please sign and date this Acceptance Form** in the box for signature(s) set out on the front page.
- **Joint shareholders:** If Your Southern Star Shares are held in the names of more than one person, all of you must sign this Acceptance Form.
- **Corporations:** This form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or a duly appointed attorney.
- **Powers of attorney:** *If this Acceptance Form is signed under a power of attorney, please attach a certified copy of power of attorney to this Acceptance Form when you return it.*
- **Deceased Estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of 1071B(9)(b)(iii) of the Corporations Act 2001.
- **CHESS Holdings:** If Your Southern Star Shares are in a CHESS Holding, please instruct your Broker or Controlling Participant to accept the Offer in accordance with the SCH Business Rules.
- **Sale and purchase of shares:** If you have sold some of your Southern Star Shares or bought some Southern Star Shares, amend the number of shares held by you on the Acceptance Form and initial the amendment.

Information you supply on this Acceptance Form will be used by Southern Cross Broadcasting (Australia) Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to Southern Cross Broadcasting (Australia) Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see ASX Perpetual Registrars Limited's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- Southern Star Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by these instructions to:

Mail to:	*or*	**Deliver in person to:**
ASX Perpetual Registrars Limited Southern Star TakeoverOffer GPO Box 2785 MELBOURNE VIC 8060		ASX Perpetual Registrars Limited Southern Star Takeover Offer Level 4, 333 Collins Street MELBOURNE VIC 3000

- A reply paid envelope is enclosed with this Acceptance Form for all Southern Star Shareholders with Australian addresses.
- **Your acceptance must be received by no later than 7.00pm (Melbourne time) on the close of the Offer Period set out in the Bidder's Statement, which is 1 April 2004 (unless the Offer is extended).**

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER, PLEASE CALL THE OFFER ENQUIRY LINE ON 1300 553 550 (INTERNATIONAL CALLERS, DIAL +61 2 8280 7033).

PLEASE NOTE THAT RECENT AMENDMENTS TO THE CORPORATIONS ACT 2001, MAKE IT COMPULSORY THAT ALL CALLS MADE TO OR RECEIVED TO THE OFFER ENQUIRY LINE BE RECORDED, INDEXED AND STORED.

SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED

ABN 86 006 186 974

ACCEPTANCE FORM

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

SOUTHERN CROSS BROADCASTING

Shareholder Reference Number:	[XXXXXXXXXXX]
Subregister:	**Issuer Sponsored**
Holding as at xx February 2004	[XXX,XXX]
Consideration:	[XXX,XXX]

If your holding has changed between record date and time of acceptance, then the number for holding and entitlement will change.

If your address in incorrect, please amend and initial the amendment.

OFFER BY SOUTHERN CROSS BROADCASTING (AUSTRALIA) LIMITED TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN SOUTHERN STAR GROUP LIMITED (ABN 37 003 321 266)

Use this Acceptance Form to accept Southern Cross Broadcasting (Australia) Limited's Offer for the shares in Southern Star Group Limited ("Southern Star"). By accepting this Offer, you are accepting for all of the Southern Star Shares described above. If you need help in completing this form, please contact the offer enquiry line on 1300 553 550 (international callers, dial +61 2 8280 7033).

You should read the Bidder's Statement which accompanies this form. To accept the Offer contained in that document, complete this form. **You cannot accept the Offer for only part of your holding.**

Your Southern Star Shares are held on the issuer sponsored subregister (shown above). Sign in the appropriate box at the bottom of this page.

(Please enter your business hours telephone number and the name of the person we may contact about your acceptance (_____|__________________)

Signature of Shareholder(s)

I/We, the person(s) named above, being the holder(s) of the fully paid ordinary shares in Southern Star shown above:

(a) accept the Offer in respect of all my/our Southern Star Shares and hereby agree to transfer to Southern Cross Broadcasting (Australia) Limited all my/our Southern Star Shares described above for the consideration specified in the Offer; and

(b) agree to be bound by the terms and conditions of the Offer, including my/our representations, warranties and agreements set out in the Bidder's Statement.

If this Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of the revocation of the power of attorney.

Shareholder 1 (Individual)	Joint Shareholder 2 (Individual)	Joint Shareholder 3 (Individual)
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	

Date

/ /

PLEASE REFER OVERLEAF FOR FURTHER IMPORTANT INSTRUCTIONS. YOUR ACCEPTANCE MUST BE RECEIVED BY NO LATER THAN THE END OF THE OFFER PERIOD WHICH IS 7.00PM (MELBOURNE TIME) ON 1 APRIL 2004 (UNLESS THE OFFER IS EXTENDED).

SSR TKO001

J:\Divisions\DTP\Clients\SBC\Tko SSR\SBCtkoSSR_IS_5204.v1

M/1120703/2

Further Important Instructions

Words used in this Acceptance Form have the same meaning as in the Bidder's Statement.

1. Acceptance Instructions

- **Please check the front page** to ensure that your address and the number of Southern Star Shares shown as "Your Southern Star Shares" are correct. If incorrect, please write your correct details and initial the changes.
- ***Please sign and date this Acceptance Form*** *in the box for signature(s) set out on the front page.*
- **Joint shareholders:** If Your Southern Star Shares are held in the names of more than one person, all of you must sign this Acceptance Form.
- **Corporations:** This form must be signed by the authorised officers of the corporation and sealed (if required, in accordance with the corporation's constitution), or a duly appointed attorney.
- **Powers of attorney:** If this Acceptance Form is signed under a power of attorney, please attach a certified copy of power of attorney to this Acceptance Form when you return it.
- **Deceased Estates:** When you return this Acceptance Form, please attach it to a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of 1071B(9)(b)(iii) of the Corporations Act 2001.
- **Sale and purchase of shares:** If you have sold some of your Southern Star Shares or bought some Southern Star Shares, amend the number of shares held by you on the Acceptance Form and initial the amendment.

Information you supply on this Acceptance Form will be used by Southern Cross Broadcasting (Australia) Limited and ASX Perpetual Registrars Limited for the primary purpose of processing your acceptance of the Offer and to provide you with the consideration payable under the Offer. This information may be disclosed to Southern Cross Broadcasting (Australia) Limited's professional advisers, securities brokers, printing and mailing providers and other third parties in connection with the Offer. If you fail to supply this information, your acceptance may not be processed and you may not receive the consideration payable. You may have rights to access the personal information you have supplied. Please see ASX Perpetual Registrars Limited's privacy policy on its website www.asxperpetual.com.au.

2. Lodgement Instructions

- Southern Star Shareholders should mail or deliver their completed Acceptance Form(s) and any other documents required by these instructions to:

Mail to:	or	**Deliver in person to:**
ASX Perpetual Registrars Limited		ASX Perpetual Registrars Limited
Southern Star Takeover Offer		Southern Star Takeover Offer
GPO Box 2785		Level 4, 333 Collins Street
MELBOURNE VIC 8060		MELBOURNE VIC 3000

- *A reply paid envelope is enclosed with the Acceptance Form for all Southern Star Shareholders with Australian addresses.*
- **Your acceptance must be received by no later than 7.00pm (Melbourne time) on the close of the Offer Period set out in the Bidder's Statement, which is 1 April 2004 (unless the Offer is extended).**

IF YOU HAVE ANY QUESTIONS ABOUT THE TERMS OF THE OFFER, PLEASE CALL THE OFFER ENQUIRY LINE ON 1300 553 550 (INTERNATIONAL CALLERS, DIAL +61 2 8280 7033).

PLEASE NOTE THAT RECENT AMENDMENTS TO THE CORPORATIONS ACT 2001, MAKE IT COMPULSORY THAT ALL CALLS MADE TO OR RECEIVED TO THE OFFER ENQUIRY LINE BE RECORDED, INDEXED AND STORED.